                                                Filed Pursuant to Rule 424(b)(3)
                                     Registration Nos. 333-110031, 333-110031-01
PROSPECTUS

                           AMERICA WEST AIRLINES, INC.

                       SENIOR EXCHANGEABLE NOTES DUE 2023
                 GUARANTEED BY AMERICA WEST HOLDINGS CORPORATION

                             -----------------------


      We issued $252,695,000 principal amount at maturity of the Senior Exchangeable Notes due 2023 in private placements in July and August 2003. This Prospectus will be used by the selling securityholders to resell their notes and the class B common stock issuable upon exchange of the notes.

      The notes were offered at an issue price of $343.61 per note (34.361% of the principal amount at maturity). The notes bear cash interest at the rate of 2.4912% per year on the principal amount at maturity from July 30, 2003 until July 30, 2008. During such period, cash interest is payable semi annually in arrears on January 30 and July 30 each year, beginning January 30, 2004, until July 30, 2008 unless the notes are earlier redeemed or exchanged. After July 30, 2008, we will not pay cash interest on the notes. Instead, on July 30, 2023, the maturity date of the notes, a holder will receive $1,000 per note. The rate of accrual of original issue discount represents a yield to maturity of 7.25% per year, computed on a semi annual bond equivalent basis and calculated from July 30, 2008.

      Holders may exchange their notes, in multiples of $1,000 principal amount at maturity, for 32.038 shares of the class B common stock of America West Holdings Corporation, subject to adjustment, only if (1) the sale price of the class B common stock reaches, or the trading price of the notes falls below, specified thresholds, (2) the notes are called for redemption, or (3) specified corporate transactions have occurred. Upon exchange, we have the right to deliver, in lieu of the class B common stock of America West Holdings Corporation, cash in an amount described herein.

      Holders may require us to purchase all or a portion of their notes on July 30, 2008 at a price of $343.61 per note plus accrued cash interest, if any, on July 30, 2013 at a price of $490.58 per note plus accrued cash interest, if any, and on July 30, 2018 at a price of $700.41 per note plus accrued and cash interest, if any. In addition, if a change of control occurs, each holder may require us to purchase all or a portion of such holder's notes at a price equal to the sum of the issue price plus accrued original issue discount and cash interest. America West Holdings Corporation may, at its option, elect to deliver shares of its class B common stock to satisfy all or a portion of the applicable purchase price of such notes.

      The notes are senior unsecured obligations and rank equally with our existing and future senior unsecured indebtedness. America West Holdings Corporation, our parent company, has guaranteed the notes on a senior unsecured basis.

      The class B common stock is currently listed on the New York Stock Exchange under the symbol "AWA." On January 21, 2004, the closing sale price of our class B common stock was $12.66 per share.

                             -----------------------

   CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

                             -----------------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE DISCLOSURES IN THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             -----------------------

               The date of this prospectus is January 23, 2004

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary                                                           1
Special Note About Forward-Looking Statements                                5
Risk Factors                                                                 6
Ratio of Earnings to Fixed Charges                                           16
Use of Proceeds                                                              16
Selling Securityholders                                                      17
Plan of Distribution                                                         21
Description of the Notes                                                     23
Certain United States Federal Income Tax Considerations                      41
Legal Matters                                                                45
Experts                                                                      45
Where You Can Find More Information                                          45
Incorporation of Documents by Reference                                      46

                              --------------------

       IMPORTANT NOTICE ABOUT THE INFORMATION PRESENTED IN THIS PROSPECTUS

                              ---------------------

      You should rely only on the information provided in this prospectus and the information incorporated by reference. We have not authorized anyone to provide you with different information. The selling securityholders are not offering to sell, or seeking offers to buy, the notes or underlying shares in any state where offers or sales are not permitted. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover.

                              ---------------------

      We include cross-references in this prospectus to captions where you can find further related discussions. The table of contents provides the pages on which these captions are located.

                              --------------------

                               PROSPECTUS SUMMARY

      This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, including the risks of investing discussed under "Risk Factors" beginning on page 6, the information incorporated by reference, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part.

      Throughout this prospectus references to the "Airline," the "Company," "we," "us" and "our" refer to America West Airlines, Inc. and references to "Holdings" refer to America West Holdings Corporation, including its subsidiary, the Airline, unless otherwise specified or the context otherwise requires.

                             -----------------------

                                   OUR COMPANY

                             -----------------------

      Based on 2002 revenues and operations, America West Airlines, Inc. is the eighth largest domestic passenger airline with the lowest cost structure of the eight major-hub-and-spoke airlines in the United States. At the end of 2002, the Airline operated a fleet of 143 aircraft with an average fleet age of 10.1 years and served 65 destinations in North America, including seven in Mexico and three in Canada. Through regional alliance and code share arrangements with other airlines, the Airline served an additional 49 destinations in North America as of December 31, 2002. In 2002, the Airline flew approximately 19.5 million passengers and generated revenues of approximately $2 billion. The Airline is the wholly-owned subsidiary of America West Holdings Corporation.

      Through The Leisure Company division of the Airline, the Airline also sells individual and group travel packages, including air transportation on the Airline and Hawaiian Airlines, hotel accommodations, car rentals, cruise packages and other travel products, directly to consumers as well as through retail travel agencies in the United States, Canada and Mexico.

      The Airline was incorporated in Delaware in 1981 and its principal executive offices are located at 4000 East Sky Harbor Boulevard, Phoenix, Arizona 85034. Holdings was incorporated in Delaware in 1996 and its principal executive offices are located at 111 West Rio Salado Parkway, Tempe, Arizona 85281.

      Our telephone number is (480) 693-0800. Our website address is www.americawest.com. Information on our website does not constitute part of this prospectus.

                         -------------------------------

                                  THE OFFERING

                         -------------------------------

      This prospectus and the registration statement, of which this prospectus is a part, are being filed with the SEC to satisfy our obligations to the purchasers of the notes. The prospectus and the registration statement cover:

      -     The resale by selling securityholders of the notes; and

      - The resale by selling securityholders of shares of class B common stock issuable upon exchange of the notes.

      Investing in our securities involves risks. You should carefully consider the information under "Risk Factors" beginning on page 6 and the other information included in this prospectus before investing in our securities.


                                       1.

                            -------------------------

                                    THE NOTES

                            -------------------------

      The following is a brief summary of some of the terms of the notes offered for resale in this prospectus. For a more complete description of the terms of the notes, see "Description of the Notes."

NOTES OFFERED              $252,695,000 aggregate principal amount at maturity
                           of Senior Exchangeable Notes due 2023. Each note was issued at a price of $343.61 per note and will have a principal amount at maturity of $1,000.

CASH INTEREST              2.4912% per year on the principal amount at maturity,
                           payable semi annually in arrears in cash on January
                           30 and July 30 of each year, beginning January 30, 2004 until July 30, 2008. Because cash interest is not paid throughout the term of the notes, this cash interest will be included in the notes' original issue discount for U.S. federal income tax purposes and accordingly, this cash interest, along with the original issue discount, will be taxed to the holder as it accrues regardless of the holder's method of tax accounting. However, a holder will not recognize any income upon the actual payment of such cash interest. See "Certain United States Federal Income
                           Tax Considerations."

MATURITY                   July 30, 2023.

EXCHANGE RIGHTS            For each note surrendered for exchange, if the
                           conditions for exchange are satisfied, a holder will receive 32.038 shares of the class B common stock of Holdings at an initial exchange rate of 32.038 shares, subject to adjustment. Upon an exchange, we will have the right to deliver cash in lieu of the delivery of class B common stock of Holdings for the notes surrendered. If we elect to pay holders cash for their notes, the payment will be based on the average sale price of the class B common stock for the five consecutive trading days immediately following either:

                              - the date of our notice of our election to deliver cash, which we must give within two business days after receiving an exchange notice, unless we have earlier given notice of redemption as described in this prospectus; or

                              - the exchange date, if we have given notice of redemption specifying that we intend to deliver cash upon exchange thereafter.

                           The exchange rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount, cash interest or interest payable upon the occurrence of a tax event. Upon exchange, a holder will not receive any cash payment representing accrued original issue discount or any accrued cash interest. Instead, accrued original issue discount or accrued cash interest will be deemed paid by the shares of class B common stock received by the holder on exchange.

                           Holders may surrender notes for exchange for the shares of class B common stock of Holdings in any fiscal quarter commencing after September 30, 2003, if, as of the last day of the preceding fiscal quarter, the closing sale price of the class B common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than 110% of the accreted exchange price per share of class B common stock on the last day of such preceding fiscal quarter. If the foregoing condition is satisfied, then the notes will be exchangeable at any time at the option of the holder, through maturity. The accreted exchange price per share as of any day will equal the issue price of a note plus accrued original issue discount to that day divided by 32.038, subject to any adjustments to the exchange rate through that day.


                                       2.

                           On or before July 30, 2018, a holder also may exchange its notes for shares of the class B common stock at any time after a 10 consecutive trading-day period in which the average of the trading prices for the notes for that 10 trading-day period was less than 103% of the average exchange value for the notes during that period. Exchange value is equal to the product of the closing sale price for the shares of class B common stock on a given day multiplied by the then current exchange rate, which is the number of shares of class B common stock for which each note is then exchangeable.

                           Notes or portions of notes in integral multiples of $1,000 principal amount at maturity called for redemption may be surrendered for exchange until the close of business on the second business day prior to the redemption date. In addition, if we make a distribution to our stockholders with a per share value of more than 15% of the sale price of the class B common stock on the date immediately preceding the declaration of such distribution, or if we are a party to certain consolidations, mergers or binding share exchanges, in addition to any adjustment to the exchange rate as a result of distribution, consolidation, merger or exchange, notes may be surrendered for exchange, as provided in "Description of the Notes - Exchange Rights." The ability to surrender notes for exchange will expire at the close of business on July 30, 2023.

OPTIONAL REDEMPTION        We may redeem for cash all or a portion of the notes
                           at any time on or after July 30, 2008 at redemption prices equal to the sum of the issue price plus original issue discount accrued after July 30, 2008 and accrued cash interest, if any, to the applicable redemption date. See "Description of the Notes -
                           Redemption of Notes at Our Option."

REQUIRED REDEMPTION        Holders may require us to purchase all or a portion
                           of their notes at the option of the Holder on each of the following dates at the following prices, plus accrued cash interest, if any, to the purchase date:

                              - on July 30, 2008 at a price of $343.61 per note;

                              - on July 30, 2013 at a price of $490.58 per note; and

                              - on July 30, 2018 at a price of $700.41 per note.

                           Holdings may, at its option, elect to deliver shares of class B common stock to satisfy all or a portion of the purchase price. If Holdings elects to pay the purchase price, in whole or in part, in shares of class B common stock, the number of shares it delivers will be equal to the portion of the purchase price to be paid in class B common stock divided by the market price of a share of such class B common stock.

RANKING The notes are senior unsecured obligations and rank equal in right of payment to all of the Airline's other unsecured and unsubordinated indebtedness. The notes are effectively subordinated to the Airline's secured indebtedness to the extent of the security. All liabilities of any subsidiaries of the Airline or Holdings will be effectively senior in right of payment to the notes, except to the extent that any such subsidiary is a guarantor.

GUARANTEES                 Holdings guarantees the notes on a senior unsecured
                           basis. In addition, each domestic subsidiary of the Airline and Holdings will guarantee the notes, on a senior unsecured basis, for so long as such subsidiary is a guarantor of other indebtedness of the Airline. Each guarantee of a guarantor is equal in right of payment to all existing and future unsecured and unsubordinated indebtedness of such guarantor. Each such guarantee is effectively subordinated to the guarantor's secured indebtedness to the extent of the security.

SINKING FUND               None.


                                       3.

REGISTRATION RIGHTS        Pursuant to a registration rights agreement, we have
                           filed a shelf registration statement, of which this prospectus is a part, with the Securities and Exchange Commission, or SEC, with respect to the notes and the class B common stock issuable upon exchange of the notes. See "Description of the Notes
                           - Registration Rights."

USE OF PROCEEDS            We will not receive any of the proceeds from the
                           resale by the selling securityholders of the notes or the class B common stock for which the notes may be exchanged.

TRADING The notes issued in the initial private placement are eligible for trading in the Private Offerings, Resales and Trading through Automatic Linkages Market, commonly referred to as the PORTAL Market, of The Nasdaq Stock Market, Inc. However, the notes sold using this prospectus will no longer be eligible for trading in the PORTAL system and we cannot assure you about the liquidity or the development of any trading market for the notes. We do not intend to list the notes for trading on any automated interdealer quotation system or national securities exchange.

INDENTURE AND TRUSTEE      We have issued the notes under an indenture, dated
                           July 30, 2003, between U.S. Bank National
                           Association, as trustee, and us.

                            -------------------------

                            THE CLASS B COMMON STOCK

                            -------------------------

      This prospectus covers, and the registration statement of which it is a part registers, the resale by the selling securityholders of 8,095,842 shares of Holding's class B common stock.

      The number of shares to be issued upon exchange of the notes of the notes is subject to specified anti-dilution provisions set forth in the indenture relating to the notes. As of December 31, 2003, Holdings had 34,955,305 shares of class B common stock outstanding and 859,117 shares of class A common stock outstanding. The class B common stock votes together with the class A common stock on all matters, except as otherwise required by law. Holders of class B common stock are entitled to one vote per share on all matters submitted to a vote of stockholders whereas the holders of class A common stock are entitled to fifty votes per share.

            Our class B common stock is listed on the New York Stock Exchange under the symbol "AWA."


                                       4.

                  SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

      This prospectus, including the information that we incorporate by reference, contains various forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). These statements are based on management's beliefs as well as assumptions made by, and information currently available to, management. When used in this document or the information that we incorporate by reference, the words "anticipate," "estimate," "project," "expect" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. Among the key factors that may have a direct bearing on the Airline's or Holdings' results are:

      -     the duration and extent of the current soft economic conditions;

      - the impact of global instability, including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of September 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks, such as SARS, or other global events;

      - limitations on the Airline's or Holdings' ability to obtain additional financing due to high levels of debt and the financial and other covenants in its debt instruments;

      -     changes in federal and state laws and regulations;

      - changes in prevailing interest rates and the availability of and terms of financing to fund our business;

      -     the ability to attract and retain qualified personnel;

      -     the cyclical nature of the airline industry;

      -     competitive practices in the airline industry;

      -     the impact of changes in fuel prices;

      - relations with unionized employees generally and the impact and outcome of labor negotiations; and

      - other factors referenced in this prospectus, including those set forth under the caption "Risk Factors."

      All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption "Risk Factors."

      We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our businesses or the extent to which any factor or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

      You should carefully read this prospectus and the documents incorporated by reference in their entirety. They contain information that you should consider when making your investment decision.


                                       5.

                                  RISK FACTORS

      You should carefully consider the following risks, as well as the other information contained in this prospectus, before investing in the notes. If any of the following risks actually occur, our business could be harmed. You should refer to the other information set forth or incorporated by reference in this prospectus, including our consolidated financial statements and the related notes incorporated by reference herein.

                           RISKS RELATED TO THE NOTES

OUR HIGH LEVEL OF INDEBTEDNESS AND FIXED COSTS LIMITS OUR ABILITY TO FUND GENERAL CORPORATE REQUIREMENTS AND OBTAIN ADDITIONAL FINANCING, LIMITS OUR FLEXIBILITY IN RESPONDING TO COMPETITIVE DEVELOPMENTS AND INCREASES OUR VULNERABILITY TO ADVERSE ECONOMIC AND INDUSTRY CONDITIONS.

      We have a significant amount of indebtedness. In addition, we have incurred significant capitalized and operating lease obligations in connection with the financing of aircraft and the lease of airport and other facilities. As of September 30, 2003, we had approximately $795.0 million of indebtedness outstanding, of which $124.9 million was secured by substantially all of our owned aircraft, spare engines and rotable aircraft parts inventory and a maintenance facility. In addition, we had $12.0 million of capital lease obligations. We also have fixed costs associated with our regional alliance with Mesa Airlines. Due to our high fixed costs, including aircraft lease obligations and debt service, a decrease in revenues results in a disproportionately greater percentage decrease in earnings. In addition, as a result of our significant indebtedness and fixed costs:

      - our ability to satisfy our debt and lease obligations, including our obligations under the notes, may be impaired;

      - we have only a limited ability to obtain additional financing, if needed. Our existing indebtedness is secured by a substantial portion of our assets, leaving us with limited assets to use to obtain additional financing. In addition, the terms of both the $429 million government guaranteed loan and the $73.2 million term loan restrict Holdings' and the Airline's ability to incur additional indebtedness or issue equity unless we use the proceeds of those transactions to prepay or redeem certain of our existing indebtedness;

      - our ability to fund general corporate requirements, including capital expenditures, may be impaired. We have substantial obligations to pay principal and interest on our indebtedness and other recurring fixed costs. Further, we may be required to prepay portions of the government guaranteed loan if our employee compensation costs exceed a certain threshold. Accordingly, we may have to use our working capital to fund such payments and costs instead of funding general corporate requirements. In addition, because under the terms of certain of the Airline's indebtedness it must maintain a minimum cash balance of $100 million, we cannot use all of our available cash to fund operations, capital expenditures and cash obligations without violating this minimum cash balance requirement; and

      - our ability to respond to competitive developments and adverse economic conditions may be limited. Without the ability to obtain additional financing and with substantial fixed costs, we may not be able to fund the capital expenditures, including the purchase of new aircraft, required to keep us competitive or to withstand prolonged adverse economic conditions.

      Moreover, our flexibility is limited because many of the agreements governing our indebtedness, including the indenture governing the 10-3/4% senior notes due 2005 and the agreements governing the government guaranteed loan and the term loan, contain negative covenants that restrict our ability to take certain actions as well as the minimum cash balance requirement discussed above. As a result of these restrictive covenants, we may be limited in how we conduct our business and may be unable to raise additional debt or equity financing to operate during general economic or business downturns, to compete effectively or to take advantage of new business opportunities. This may affect our ability to generate revenues and make profits. Without sufficient revenues, we may not be able to pay interest and principal on outstanding indebtedness, including the notes. A breach of these covenants or a failure to make any required payments under our indebtedness or certain of our aircraft leases could result in the acceleration of a substantial portion of our indebtedness. In the event of a breach of these covenants, a failure to make required payments or an acceleration of our indebtedness, it is likely that credit card companies


                                       6.

would begin to withhold proceeds due to us from the sale of our tickets and our lessors may attempt to exercise remedies under their respective leases. In such a situation, it is unlikely we would be able to fulfill our obligations under the notes or otherwise repay the accelerated indebtedness or make required lease payments.

IN THE RECENT PAST, WE SUSTAINED SIGNIFICANT OPERATING LOSSES AND WE MAY SUSTAIN SIGNIFICANT LOSSES IN THE FUTURE. IF WE CONTINUE TO SUSTAIN OPERATING LOSSES IN THE FUTURE, OUR ABILITY TO SATISFY OUR OBLIGATIONS UNDER THE NOTES MAY BE ADVERSELY AFFECTED.

      The soft economic conditions, coupled with the impact of the terrorist attacks of September 11, 2001 and the continued military presence in Iraq and Afghanistan, have had a substantial negative impact on our revenues and costs. For the years ended December 31, 2002 and 2001, we incurred operating losses of $160.1 million and $417.9 million, respectively. Our revenues for 2002 declined 1% as compared to 2001 and 13% compared to 2000. In addition, we have experienced an increase in costs related to enhanced security measures, aviation insurance and airport rents and landing fees. We do not expect our revenues to increase significantly until general economic conditions improve and we expect the threat of further terrorist attacks and continued instability in the Middle East to continue to negatively impact our revenues and costs in the near-term. We may not be able to effectively counteract decreasing revenues and increasing costs through our cost reduction initiatives, customer service initiatives and revised pricing structures. Moreover, our liquidity and borrowing options are limited and we may not be able to survive a prolonged economic downturn, further decreases in demand for air travel or substantial increases in fuel costs. The inability to sustain profitability may hinder our ability to satisfy our obligations under the notes and our other obligations as they become due, obtain future equity or debt financing or to do so on economical terms and to sustain or expand our business.

BECAUSE OF OUR RELATIVELY LOW CREDIT RATINGS, OUR BORROWING COSTS MAY BE HIGH AND OUR ABILITY TO INCUR ADDITIONAL DEBT MAY BE IMPAIRED.

      Our credit ratings are relatively low, with Moody's assessment of AWA's senior implied rating and senior unsecured debt rating at Caa1 and Caa3, respectively, and Standard & Poor's corporate credit ratings at B- for the Airline and Holdings and senior unsecured rating at CCC for AWA's unsecured debt. On September 4, 2003, the Standard & Poor's ratings on various pass-through trust certificates were lowered. Standard & Poor's outlook for the airline industry continues to be negative. Low credit ratings could cause our borrowing costs to increase, which would increase our interest expense and could affect our net income. In addition, our credit ratings could adversely affect our ability to obtain additional financing. The rating agencies base their ratings on our financial performance and operations, our cash flow and liquidity, the level of our indebtedness and industry conditions in general. If our financial performance or industry conditions do not improve, we may face future downgrades, which could further negatively impact our borrowing costs and the prices of our equity or debt securities. In addition, any downgrade of our credit ratings may indicate a decline in our business and in our ability to satisfy our obligations under the notes, and may affect the trading prices, if any, of the notes.

YOUR RIGHT TO RECEIVE PAYMENTS ON THESE NOTES IS EFFECTIVELY SUBORDINATED TO THE RIGHTS OF THE AIRLINE'S AND HOLDINGS' EXISTING AND FUTURE SECURED CREDITORS.

      Holders of Holdings' and the Airline's secured indebtedness will have claims that are senior to your claims as holders of the notes to the extent of the value of the assets securing that other indebtedness. The Airline has granted security interests in substantially all of its owned aircraft, spare engines, rotable parts inventory and other assets pursuant to the term loan and certain equipment notes. The notes will be effectively subordinated to the term loan, the secured equipment notes and any other secured indebtedness. In the event of any distribution or payment of the Airline's or Holdings' assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness.

      As of September 30, 2003, the aggregate amount of the Airline's senior secured indebtedness was $124.9 million, consisting primarily of the term loan and the secured equipment notes. In addition, the notes effectively will


                                       7.

be subordinated to all existing and future liabilities, including claims with respect to trade payables of any future subsidiaries of Holdings or the Airline, except to the extent any such subsidiary is a guarantor.

      Furthermore, if Holdings fails to deliver the class B common stock upon exchange of a note and thereafter becomes the subject of bankruptcy proceedings, a holder's claim for damages arising from such failure could be subordinated to all of Holdings' existing and future obligations.

HOLDINGS IS A HOLDING COMPANY AND RELIES ON DIVIDENDS OR DISTRIBUTIONS FROM ITS SUBSIDIARIES, INCLUDING THE AIRLINE.

      Holdings is a holding company with no operations of its own and no significant assets other than its ownership of the capital stock of the Airline. Holdings will, therefore, be dependent upon the receipt of dividends or other distributions from the Airline to fund any obligations that it incurs, including obligations under the guarantee. The indenture governing the 10-3/4% senior notes due 2005, the government guaranteed loan and the term loan do not, however, permit distributions from the Airline to Holdings, other than for certain specified purposes. Accordingly, if the Airline at any time cannot pay interest on or principal of the notes, it is unlikely that it will be permitted to distribute to Holdings the funds necessary to enable Holdings to meet its obligations under the guarantee.

THE NOTES HAVE BEEN ISSUED AT A SUBSTANTIAL DISCOUNT FROM THEIR PRINCIPAL AMOUNT. AS A RESULT, CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES WILL APPLY TO THE HOLDERS OF THE NOTES.

      The notes have been issued at a substantial discount from their principal amount and will not pay cash interest after July 30, 2008. Because cash interest is not paid throughout the term of the notes, this cash interest will be included in the notes' original issue discount for U.S. federal income tax purposes. Accordingly, this cash interest, along with other original issue discount, will be taxed to you as it accrues regardless of your regular method of tax accounting and in advance of receipt of any payment on the notes to which the original issue discount is attributable. To understand how this may affect you, you should seek advice from your own tax adviser prior to purchasing these notes. See "Certain Federal United States Income Tax Considerations" for a more detailed discussion of the U.S. federal income tax consequences to the holders of the notes of the purchase, ownership and disposition of the notes.

WE MAY NOT HAVE THE ABILITY TO RAISE FUNDS NECESSARY TO FINANCE THE CHANGE OF CONTROL PURCHASE OR THE PURCHASE AT THE OPTION OF THE HOLDER.

      On specified dates, and upon the occurrence of certain specific kinds of change of control events, we may be required to offer to purchase all outstanding notes if and to the extent Holdings does not elect to pay, or is prohibited from paying, the purchase price in its class B common stock. Certain of our and Holdings' other agreements may prohibit the purchase of the notes. In addition, a change of control may trigger repayment obligations under the terms of our other indebtedness, including the government guaranteed loan, the term loan and the 10-3/4% senior notes due 2005. In such a situation, we would be required to repay our other indebtedness in addition to being required to purchase the notes at the option of the holders. We may not have or be able to raise sufficient funds to make the required purchase of the notes and our other outstanding indebtedness.

FEDERAL AND STATE STATUTES ALLOW COURTS, UNDER SPECIFIC CIRCUMSTANCES, TO VOID GUARANTEES AND REQUIRE NOTE HOLDERS TO RETURN PAYMENTS RECEIVED FROM GUARANTORS.

      Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other indebtedness of that guarantor, if, among other things, at the time it incurred the indebtedness evidenced by its guarantee, the guarantor received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee and the guarantor:

      -     was insolvent or rendered insolvent by reason of such incurrence;


                                       8.

      - was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

      - intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.

      In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

      - the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

      - if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

      -     it could not pay its debts as they become due.

      On the basis of historical financial information, recent operating history and other factors, we believe that Holdings, after giving effect to its guarantee of these notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

WE CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET FOR THE NOTES WILL BE SUSTAINED.

      Except for PORTAL, which will not be available for notes sold under this registration statement, there currently is no trading market for the notes and we do not intend to apply for listing of the notes on any securities exchange or other stock market. Additionally, the initial purchasers of the notes are not obligated to make a market in the notes. Accordingly, no market for the notes may develop, and any market that does develop may not last. Furthermore, we have the right, pursuant to the registration rights agreement, to suspend the use of this registration statement in certain circumstances. In the event of such a suspension, you would not be able to sell any notes or shares of class B common stock issuable upon exchange of the notes.

                 RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

THE TERRORIST ATTACKS OF SEPTEMBER 11, 2001 AND GOVERNMENT RESPONSES HAVE HAD, AND CONTINUE TO HAVE, A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION, OPERATIONS AND PROSPECTS.

      The terrorist attacks of September 11, 2001 have had, and continue to have, a wide-ranging impact on our financial condition, operations and prospects. The immediate impact of the terrorist attacks included a severe strain on our liquidity as the government temporarily suspended all flights, as passenger demand dropped precipitously after the attacks and as our credit ratings were downgraded by both Moody's and Standard and Poor's. Since then, although passenger demand has recovered, we continue to experience reduced demand compared to prior years, especially in discretionary business travel, and our costs relating to enhanced security measures, aviation insurance, airport rents and landing fees have increased, in some cases significantly. The continued impact of the terrorist attacks on our operations, and the sufficiency of our financial resources to absorb this impact, will depend on:

      - our ability to reduce our operating costs, to conserve financial resources and to continue implementing our restructuring plan;

      - general economic conditions and the extent to which the current soft economic conditions improve;

      -     competition in the airline industry;


                                       9.

      -     our ability to manage fuel and labor costs; and

      -     the other risks discussed in this prospectus.

      Moreover, continued global instability (including fuel price fluctuations), soft economic conditions and future terrorist attacks could further reduce demand for air travel, increase our fuel, insurance and other costs and generally impact our liquidity or financial condition. Our ability to obtain additional financing to absorb the impact of these type of events is limited by the constraints imposed by our existing indebtedness, reductions in the value of our aircraft (as a result of the terrorist attacks) and our relatively low credit ratings.

INCREASED INSURANCE COSTS DUE TO THE TERRORIST ATTACKS OF SEPTEMBER 11, 2001 MAY ADVERSELY IMPACT OUR OPERATIONS AND FINANCIAL RESULTS.

      The terrorist attacks of September 11, 2001 resulted in staggering losses to the insurance industry. These losses led to a significant increase in our insurance premiums and could lead to future increases in our insurance premiums. These increases have and could continue to negatively impact our financial results. In addition, the resulting general instability in the insurance industry could adversely affect some of our existing insurance carriers or our ability to obtain future insurance coverage. To the extent that our existing insurance carriers are unable or unwilling to provide us with insurance coverage, our insurance costs could further increase.

      Moreover, since September 11, 2001, the Airline and other airlines have been unable to obtain third party war risk (terrorism) insurance at reasonable rates from the commercial insurance market and have been obtaining this insurance through a special program administered by the Federal Aviation Administration (the "FAA"). The Emergency Wartime Supplemental Appropriations Act extended this insurance protection until August 2004. If the Federal insurance program terminates, we would likely face a material increase in the cost of terrorism insurance, but because of competitive pressures in our industry, our ability to pass this additional cost to passengers would be limited.

FLUCTUATIONS IN FUEL COSTS COULD ADVERSELY AFFECT OUR OPERATING EXPENSES AND RESULTS.

      The price and supply of jet fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, regional production patterns and environmental concerns. Since fuel is the principal raw material consumed by our business, accounting for 14% of our total operating expenses in 2002, price escalations or reductions in the supply of jet fuel will increase our operating expenses and cause our operating results and net income to decline. For example, with our current level of fuel consumption, a one-cent per gallon increase in jet fuel prices will cause our annual operating expense to increase by $4.4 million.

      We have implemented a fuel-hedging program to manage the risk and effect of fluctuating jet fuel prices on our business. Our hedging program is intended to offset increases in jet fuel costs by using derivative instruments keyed to the future price of heating oil, which is highly correlated to the price of jet fuel delivered on the East Coast. Our hedging program does not fully protect us against increasing jet fuel costs. For example, our hedging program did not cover all of our projected fuel volumes for 2003. In order to execute additional hedging transactions, we anticipate that we will have to provide cash collateral or other credit support, which we may not be able to provide in a cost-effective manner. Furthermore, our ability to effectively hedge fuel prices is limited because we purchase a substantially larger portion of our jet fuel requirements on the West Coast than our large competitors and West Coast fuel prices are less correlated to heating oil prices and other viable petroleum derivatives than East Coast fuel prices and, therefore, more difficult to hedge. The effectiveness of our fuel-hedging program may also be negatively impacted by continued instability in the Middle East and Venezuela and terrorist activity.


                                      10.

NEGOTIATIONS WITH LABOR UNIONS COULD DIVERT MANAGEMENT ATTENTION AND DISRUPT OPERATIONS AND NEW COLLECTIVE BARGAINING AGREEMENTS OR AMENDMENTS TO EXISTING COLLECTIVE BARGAINING AGREEMENTS COULD INCREASE OUR LABOR COSTS AND OPERATING EXPENSES.

      Some of our employees are represented by unions and other groups of our employees may seek union representation in the future. On January 13, 2003, negotiations commenced with the Transportation Workers Union ("TWU") on a second contract covering the Airline's dispatchers. On September 17, 2003, TWU filed a petition for mediation with the National Mediation Board. Mediated discussions began on October 15, 2003 and will continue during 2004. Additionally, negotiations with the International Brotherhood of Teamsters ("IBT") for a second collective bargaining agreement covering the Airline's mechanics and related employees commenced on October 9, 2003 and will continue during 2004.

      We cannot predict the outcome of the negotiations with TWU or IBT or any future negotiations relating to union representation or collective bargaining agreements. Agreements reached in collective bargaining may increase operating expenses and lower operating results and net income. This is particularly significant because our current employee costs contribute substantially to the low cost structure that we believe is one of our competitive strengths and because we are required to repay a portion of the government guaranteed loan if our labor costs exceed a certain threshold. In addition, negotiations with unions could divert management attention and disrupt operations, which may result in increased operating expenses and lower net income. If we are unable to negotiate acceptable collective bargaining agreements, we might have to address the threat of, or wait through "cooling off" periods, which could be followed by union-initiated work actions, including strikes. Depending on the nature of the threat or the type and duration of any work action, these actions could disrupt our operations and, as a result, have a significant adverse affect on our operating results.

FLUCTUATIONS IN INTEREST RATES COULD ADVERSELY AFFECT OUR LIQUIDITY, OPERATING EXPENSES AND RESULTS.

      Our indebtedness under both the government guaranteed loan and the term loan bears interest at fluctuating interest rates based on the London interbank offered rate for deposits of U.S. dollars ("LIBOR"). LIBOR tends to fluctuate based on general economic conditions, general interest rates, including the prime rate, and the supply of and demand for credit in the London interbank market. We have not hedged our interest rate exposure and, accordingly, our interest expense for any particular period may fluctuate based on LIBOR. To the extent LIBOR increases, our interest expense will increase, in which event, we may have difficulties making interest payments and funding our other fixed costs and our available cash flow for general corporate requirements may be adversely affected.

OUR OPERATING COSTS COULD INCREASE AS A RESULT OF PAST, CURRENT OR NEW REGULATIONS THAT IMPOSE ADDITIONAL REQUIREMENTS AND RESTRICTIONS ON AIRLINE OPERATIONS.

      The airline industry is heavily regulated. Both federal and state governments from time to time propose laws and regulations that impose additional requirements and restrictions on airline operations. Implementing these measures, such as aviation ticket taxes and passenger safety measures, has increased operating costs for us and the airline industry as a whole. In addition, new security measures imposed by the Aviation and Transportation Security Act or otherwise by the FAA as a result of the recent terrorist attacks are expected to continue to increase costs for us and the airline industry as a whole. Depending on the implementation of these laws and other measures, our operating costs could increase significantly. Certain governmental agencies, such as the DOT and the FAA, have the authority to impose mandatory orders, such as Airworthiness Directives in connection with our aircraft, and civil penalties for violations of applicable laws and regulations, each of which can result in material costs and adverse publicity. We cannot predict which laws and regulations will be adopted or what other action regulators might take.


                                      11.

Accordingly, we cannot guarantee that future legislative and regulatory acts will not have a material impact on our operating results.

THE AIRLINE INDUSTRY AND THE MARKETS WE SERVE ARE HIGHLY COMPETITIVE AND WE MAY BE UNABLE TO COMPETE EFFECTIVELY AGAINST CARRIERS WITH SUBSTANTIALLY GREATER RESOURCES OR LOWER COST STRUCTURES.

      The airline industry and most of the markets we serve are highly competitive. We compete with other airlines on the basis of pricing, scheduling (frequency and flight times), on-time performance, type of equipment, cabin configuration, amenities provided to passengers, frequent flyer programs, the automation of travel agent reservation systems, on-board products and other services. Certain airlines have in the past engaged in retaliatory activities, including steep pricing discounts in certain markets and termination of alliance agreements, in response to changes in our pricing structure. Our principal competitor is Southwest Airlines, which has a lower operating cost structure than we do. We also compete against other existing carriers, many of which offer more extensive routes, frequencies and customer loyalty, marketing and advertising programs than we do. From time to time, we also compete with new carriers that enter the airline industry, which typically have low operating cost structures. We may be unable to compete effectively against carriers with substantially greater resources or lower cost structures. The entry of additional new carriers in our markets, the consolidation of existing carriers or increased competition from existing carriers, could adversely affect our operating results.

      The terrorist attacks of September 11, 2001, the continued military presence in Iraq and Afghanistan, and the current soft economic conditions have led to the airline industry's significant losses since 2001. Largely as a result of these losses, both U.S. Airways and United Airlines filed for bankruptcy protection in 2001. Because bankruptcy protection may allow for greater flexibility in reducing costs by voiding contracts and renegotiating existing business obligations, current and future airline bankruptcies could have a substantial impact on industry competition. Continued weakness in the airline industry may also result in additional industry consolidation, greater reliance on industry alliances and increased price competition among the existing airlines, each of which could dramatically alter competitive environments in the markets we serve.

OUR BUSINESS IS SENSITIVE TO GENERAL ECONOMIC CONDITIONS, UNFORESEEN EVENTS AND SEASONAL FLUCTUATIONS. AS A RESULT, OUR PRIOR PERFORMANCE IS NOT NECESSARILY INDICATIVE OF OUR FUTURE RESULTS.

      The air travel business historically fluctuates on a seasonal basis and in response to general economic conditions. Due to the greater demand for air and leisure travel during the summer months, revenues in the airline industry in the second and third quarters of the year tend to be greater than revenues in the first and fourth quarters of the year. In addition, the airline industry is highly susceptible to unforeseen events that result in declines in revenues or increased costs, such as political instability, regional hostilities, terrorist attacks, recession, fuel price escalation, inflation, adverse weather conditions, consumer preferences, labor instability or regulatory oversight. Also, our results of operations for interim periods are not necessarily indicative of those for an entire year and our prior results are not necessarily indicative of our future results.

WE DEPEND ON THE EXPERTISE OF OUR MANAGEMENT TEAM. IF KEY INDIVIDUALS LEAVE UNEXPECTEDLY, OUR BUSINESS AND OPERATIONS COULD SUFFER.

      Many of our executive officers are key to the management of our business and operations. Our future success depends on our ability to retain these officers and other capable managers. Although we believe we could replace key personnel given adequate prior notice, the unexpected departure of key executive officers could cause substantial disruption to our business and operations. In addition, we may not be able to retain and recruit talented personnel without incurring substantial costs. Moreover, we must repay a portion of the government guaranteed loan if our labor costs exceed a certain threshold. As a result, our ability to spend additional amounts to retain and recruit talented personnel is limited.

THE STOCKHOLDERS WHO EFFECTIVELY CONTROL THE VOTING POWER OF HOLDINGS COULD TAKE ACTIONS THAT WOULD FAVOR THEIR OWN PERSONAL INTERESTS TO THE DETRIMENT OF OUR INTERESTS.

      Currently, three stockholders collectively control more than 50% of the total voting power of Holdings. These stockholders, TPG Partners, L.P., TPG Parallel I, L.P. and Air Partners II, L.P. (collectively, the "TPG


                                      12.

Stockholders") are all controlled by the same company, TPG Advisors, Inc. Since TPG Advisors, Inc. is an investment firm, its strategic objectives may be different than both the short-term or long-term objectives of our board of directors and management. We cannot guarantee that the TPG Stockholders will not try to influence Holdings' business in a way that would favor their own personal interests to the detriment of our interests.

WE ARE AT RISK OF LOSSES AND ADVERSE PUBLICITY STEMMING FROM ANY ACCIDENT INVOLVING ANY OF OUR AIRCRAFT.

      If one of our aircraft were to crash or be involved in an accident, we could be exposed to significant tort liability. There can be no assurance that the insurance we carry to cover damages arising from any future accidents will be adequate. In the event that our insurance is not adequate, we may be forced to bear substantial losses from an accident. Claims resulting from an accident in excess of our insurance coverage would harm our business and results of operations. Accidents could also result in unforeseen mechanical and maintenance costs. In addition, any accident involving an aircraft that we operate could create a public perception that our aircraft are not safe or reliable, which could harm our reputation, result in air travelers being reluctant to fly on our aircraft and harm our business.

OUR OPERATIONS ARE OFTEN AFFECTED BY FACTORS BEYOND OUR CONTROL, INCLUDING TRAFFIC CONGESTION AT AIRPORTS, WEATHER CONDITIONS AND INCREASED SECURITY MEASURES, ANY OF WHICH COULD HARM OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      Like other airlines, our operations are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures, such as those required to be implemented under the Aviation and Transportation Security Act. During periods of fog, snow, rain, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. Cancellations and delays frustrate passengers, reduce aircraft utilization and increase costs, all of which in turn affect profitability. As a result, cancellations or delays could harm our financial condition and results of operations.

              RISKS RELATED TO THE CLASS B COMMON STOCK OF HOLDINGS

SHARES OF HOLDINGS' CLASS B COMMON STOCK ISSUABLE UPON EXERCISE OR CONVERSION OF OUTSTANDING SECURITIES COULD ADVERSELY AFFECT OUR STOCK PRICE AND DILUTE THE OWNERSHIP INTERESTS OF EXISTING STOCKHOLDERS.

      Sales and potential sales of substantial amounts of Holdings' class B common stock or securities exercisable for or convertible into class B common stock in the public market, or the perception that these sales could occur, could adversely affect the market price of the class B common stock. A substantial number of additional shares of class B common stock are issuable upon the conversion or exercise of outstanding securities. As of December 31, 2003, the 34,955,305 outstanding shares of class B common stock were subject to dilution by:

      - 19,912,000 shares of class B common stock that are issuable upon the exercise, at an exercise price of $3.00 per share, of certain warrants issued in connection with the government guaranteed loan, including 18,754,000 shares of class B common stock issuable upon exercise of a warrant issued to the ATSB; and

      - 7,993,894 shares of class B common stock that were issuable upon the exercise of outstanding options.

      Also as of December 31, 2003, 859,117 shares of class B common stock were issuable upon conversion of the outstanding shares of Holdings' class A common stock held by the TPG Stockholders (but subject to certain contractual restrictions on transfer). In addition, up to 8,095,842 shares of Holdings' class B common stock will be issuable upon the exchange of the notes (which exchange may not occur until the trading price of Holdings' class B common stock reaches certain thresholds, or other triggering events occur) and up to approximately 9,400,000 shares of Holdings' class B common stock will be issuable after January 18, 2005 upon conversion of Holdings' 7.5% convertible senior notes due 2009. Holdings has registered either the issuance or resale of all of these shares, meaning that upon exercise, exchange or conversion, as applicable, such shares could be sold in the public market at any time.


                                      13.

         The conversion, exchange or exercise of some or all of these notes, warrants and options will dilute the ownership interests of existing stockholders and any sales in the public market of the class B common stock issuable upon such conversion, exchange or exercise could adversely affect prevailing market prices of the class B common stock and the trading price of the notes, if any. In addition, the existence of the notes, warrants and options may encourage short selling by market participants because conversion, exchange or exercise of the notes or warrants could depress the price of the class B common stock.


                                      14.

PROVISIONS IN OUR CHARTER DOCUMENTS MIGHT DETER ACQUISITION BIDS FOR US.

      Holdings' Certificate of Incorporation and Restated Bylaws contain provisions that, among other things:

      - authorize Holdings' board of directors to issue preferred stock ranking senior to the class B common stock without any action on the part of the stockholders;

      - establish advance notice procedures for stockholder proposals, including nominations of directors, to be considered at stockholders' meetings;

      - authorize Holdings' board of directors to fill vacancies on the board resulting from an increase in the authorized number of directors or any other cause; and

      - restrict the ability of stockholders to call special meetings of stockholders.

      These provisions might make it more difficult for a third party to acquire us, even if doing so would benefit the stockholders.

OUR STOCK PRICE MAY CONTINUE TO BE VOLATILE AND COULD DECLINE SUBSTANTIALLY.

      The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for the class B common stock to decline, including:

      - our operating results failing to meet the expectations of securities analysts or investors in any quarter;

      -     downward revisions in securities analysts' estimates;

      -     material announcements by us or our competitors;

      - public sales of a substantial number of shares of the class B common stock;

      -     governmental regulatory action; and

      -     adverse changes in general market conditions or economic trends.


                                      15.

                       RATIO OF EARNINGS TO FIXED CHARGES

      Holdings' ratio of earning to fixed charges for the years ended December 31, 2000, 1999, and 1998 was 1.09, 2.32, and 2.33, respectively. Earnings for the years ended December 31, 2001 and December 31, 2002 were inadequate to cover fixed charges by $336.9 million and $217.7 million, respectively. Earnings to fixed charges for the nine months ended September 30, 2003 was 1.31.

      AWA's ratio of earnings to fixed charges for the years ended December 31, 2000, 1999, and 1998 was 1.03, 2.23, and 2.20, respectively. Earnings for the years ended December 31, 2001 and December 31, 2002 were inadequate to cover fixed charges by $338.7 million and $222.5 million, respectively. Earnings to fixed charges for the nine months ended September 30, 2003 was 1.26.

      For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and extraordinary items plus fixed charges less capitalized interest. Fixed charges consist of interest expense, including amortization of debt expense, one-third of rent expense, which is deemed to be representative of an interest factor, and capitalized interest.

                                 USE OF PROCEEDS

      The net proceeds from the original offering of the notes by the Airline were approximately $83.7 million, after deducting the initial purchasers' discounts and commissions and fees and expenses. We will not receive any proceeds from the sale by any selling securityholder of the notes or the common stock issuable upon exchange of the notes.


                                      16.

                             SELLING SECURITYHOLDERS

      We originally issued the notes in a private placement in July 2003. The notes were resold by the initial purchasers to persons reasonably believed by the initial purchasers to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The notes and the underlying class B common stock of Holdings that may be offered with this prospectus will be offered by the selling securityholders, which includes their transferees, pledgees or donees or their successors. Our registration for resale of the notes and the shares of class B common stock issuable upon exchange for the notes does not necessarily mean that the selling securityholders will sell all or any of the notes or shares of class B common stock.

      The following table sets forth certain information as of January 21, 2004 concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of underlying class B common stock of Holdings that may be offered from time to time by each selling securityholder with this prospectus. The number of shares of class B common stock shown in the table below assumes exchange of the full amount of notes held by such holder at the initial exchange rate of 32.038 shares per $1,000 principal amount of the notes. This exchange rate is subject to certain adjustments. Accordingly, the number of shares of class B common stock issuable upon exchange of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon exchange of the debt securities. Cash will be paid instead of fractional shares, if any.

      We have prepared the table below based on information given to us by the selling securityholders on or prior to the date of this prospectus. Because the selling securityholders may offer all or some portion of the notes or the underlying shares of class B common stock, we have assumed for purposes of this table that the selling securityholders will sell all of the notes and all of the underlying shares of class B common stock offered by this prospectus. The selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their securities since the date this information was last provided to us.

      Information about the selling securityholders may change over time. Any changed information that is properly communicated to us by the selling securityholders will be set forth in prospectus supplements and/or amendments, as permitted under applicable SEC rules and regulations. We have no arrangements or understandings with any selling securityholders to distribute the securities. None of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the last three years.

                                 PRINCIPAL
                                 AMOUNT
                                 AT MATURITY OF                        SHARES OF CLASS B     CLASS B COMMON STOCK
                                 NOTES                                 COMMON STOCK          OWNED UPON
                                 BENEFICIALLY       EXCHANGE SHARES    BENEFICIALLY OWNED    COMPLETION OF THE OFFERING
                                 OWNED AND          OFFERED            BEFORE THE            --------------------------
NAME                             OFFERED(1)         (1)(2)(3)          OFFERING(4)           NUMBER         PERCENTAGE
-------------------------------  ----------------   ----------------   -------------------   -----------    -----------
AIG DKR SoundShore Holdings
Ltd.(19)                                9,092,000            291,289                    --            --             --

Amaranth L.L.C.(5)(8)                  38,139,000          1,221,897                    --            --             --

BNP Paribas Equity
Strategies, SNC(5)(9)                   4,263,000            136,577                14,100        14,100              *

BP Amoco PLC Master Trust(10)             718,000             23,003                    --            --             --

Citigroup Global Markets
Ltd.(6)(21)(22)                        53,225,000          1,705,222                --(22)        --(22)         --(22)


                                      17.

                                 PRINCIPAL
                                 AMOUNT
                                 AT MATURITY OF                        SHARES OF CLASS B     CLASS B COMMON STOCK
                                 NOTES                                 COMMON STOCK          OWNED UPON
                                 BENEFICIALLY       EXCHANGE SHARES    BENEFICIALLY OWNED    COMPLETION OF THE OFFERING
                                 OWNED AND          OFFERED            BEFORE THE            --------------------------
NAME                             OFFERED(1)         (1)(2)(3)          OFFERING(4)           NUMBER         PERCENTAGE
-------------------------------  ----------------   ----------------   -------------------   -----------    -----------
CitiJL, Ltd.(24)                           23,000                736                    --            --             --

CNH CA Master
Account, L.P. (17)                        800,000             25,630                22,500        22,500              *

CooperNeff Convertible
Strategies (Cayman) Master
Fund, L.P.(11)                          4,630,000            148,335                    --            --             --

Common Fund Event
Driven Co., Inc.(5)(24)                    18,000                576                    --            --             --

DBAG London(5)(12)                     84,500,000          2,707,211                    --            --             --

DKR SoundShore Opportunity
Holding Fund Ltd.(19)                   4,598,000            147,310                    --            --             --

DKR SoundShore Strategic
Holding Fund, Ltd.(7)                   4,545,000            145,612                    --            --             --

Goldman, Sachs & Co.(6)                 2,500,000             80,095                15,611        15,611              *

Goldman Sachs International(5)         10,750,000            344,408                 4,013         4,013              *

Hamilton Multi-Strategy
Master Fund, L.P. (16)                  1,000,000             32,038                    --            --             --

Hotel Union & Hotel Industry
of Hawaii Pension Plan(10)                252,000              8,073                    --            --             --

Institutional Benchmarks
Master Fund, Ltd.(10)                   1,471,000             47,127                    --            --             --

Jeffries & Co., Inc.(6)(10)                 5,000                160                    --            --             --

LDG Limited(13)                           522,000             16,723                    --            --             --

Levco Alternative Fund,
Ltd.(5)(24)                               704,000             22,554                    --

Lexington Vantage Fund(13)                 87,000              2,787                    --            --             --

Lyxor / Convertible Arbitrage
Fund Limited(5)(9)                        294,000              9,419                    --            --             --

Lyxor / JLC Fund, Ltd.(5)(24)              65,000              2,082                    --            --             --

Newport Alternative Income Fund(20)       370,000             11,854                    --            --             --

OIP Limited(20)                         1,020,000             32,678                    --            --             --

Polaris Vega Fund, L.P.(14)             1,500,000             48,057                    --            --             --

Privileged Portfolio Sicav(23)          2,000,000             64,076                    --            --             --

Purchase Associates,
L.P.(5)(24)                               125,000              4,004                    --            --             --

Purchase Associates II,
L.P.(5)(24)                                65,000              2,824                    --            --             --

Silvercreek II Limited(20)              1,150,000             36,843                    --            --             --

Silvercreek Limited
Partnership(20)                         2,460,000             78,813                    --            --             --


                                      18.

                                 PRINCIPAL
                                 AMOUNT
                                 AT MATURITY OF                        SHARES OF CLASS B     CLASS B COMMON STOCK
                                 NOTES                                 COMMON STOCK          OWNED UPON
                                 BENEFICIALLY       EXCHANGE SHARES    BENEFICIALLY OWNED    COMPLETION OF THE OFFERING
                                 OWNED AND          OFFERED            BEFORE THE            --------------------------
NAME                             OFFERED(1)         (1)(2)(3)          OFFERING(4)           NUMBER         PERCENTAGE
-------------------------------  ----------------   ----------------   -------------------   -----------    -----------
Singlehedge U.S. Convertible
Arbitrage Fund(5)(9)                      704,000             22,554                    --            --             --

Sphinx Convertible Arb Fund
SPC(10)                                   264,000              8,458                    --            --             --

Sphinx Fund, LLC(13)                      135,000              4,325                    --            --             --

SSI Blended Market Neutral
L.P.(10)                                  484,000             15,506                    --            --             --

SSI Hedged Convertible Market
Neutral, L.P.(10)                         533,000             17,076                    --            --             --

Sturgeon Limited(5)(9)                    609,000             19,511                    --            --             --

Sunrise Partners Limited
Partnership(5)(15)                     27,540,000            882,236                44,000        44,000              *

TQA Master Fund(13)                     4,016,010            128,664                    --            --             --

TQA Master Plus Fund, Ltd.(13)          4,897,990            156,921                    --            --             --

UBS AG LON F/B/O PB                     3,500,000            112,133                    --            --             --

Viacom Inc. Pension Plan
Master Trust(10)                           23,000                736                    --            --             --

Windmill Master Fund, LP (18)           5,500,000            176,209                    --            --             --

Xavex Convertible Arbitrage 7
Fund(13)                                  873,000             27,969                    --            --             --

Zurich Institutional
Benchmarks Master Fund
Ltd.(13)                                  571,000             18,293                    --            --             --


*     Less than one percent (1%).

(1) Our registration of these securities does not necessarily mean that the selling securityholders will sell any or all of the securities. The total principal amount of notes and shares of common stock issuable upon exchange of notes listed in the table may be more than $252,695,000 and 8,095,842 shares, respectively, because certain of the selling securityholders may have sold, transferred or otherwise disposed of all or a portion of their notes in transactions exempt from the registration requirements of the Securities Act since the date on which they provided information regarding their notes for inclusion in this table. The maximum principal amount of notes and number of shares of common stock issuable upon exchange of the notes that may be sold under this prospectus will not exceed $252,695,000 and 8,095,842 shares, respectively.

(2) Figures in this column assume that the selling securityholder will fully exchange the notes for shares of Holdings' class B common stock held by them.

(3) Pursuant to the terms of the indenture governing the terms of the notes, no fractional shares will be issued upon exchange. Instead of fractional shares, the holders of the notes will receive cash in an amount equal to the same fraction of the closing sale price of the class B common stock as set forth on the New York Stock Exchange on the business day preceding the day the notes are exchanged into shares of class B common stock. Therefore, the total sum of shares listed in this column are less than the total shares of class B common stock being registered pursuant to the registration statement of which this prospectus is a part.

(4) Figures in this column do not include the shares of class B common stock issuable upon exchange of the notes listed in the column to the right.

(5) This selling securityholder is an affiliate of a registered broker-dealer and has advised us that it purchased the notes in the ordinary course of business and, at the time of the purchase of the notes, had no agreements or understandings directly or indirectly with any person to distribute the notes or the underlying shares of class B common stock.

(6) This selling securityholder is a registered broker-dealer and therefore is an "underwriter" within the meaning of Section 2(11) of the Securities Act.

(7) DKR Capital Partners L.P. ("DKR LP") is a registered investment adviser with the SEC and, as such, is the investment manager to this entity (the "Fund"). DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have shared dispositive and voting power over the securities. DKR Capital Partners LP is located at 1281 East Main Street, Stamford, Connecticut 06902.


                                      19.

'(8)   Amaranth Advisors L.L.C. is the managing member of Amaranth L.L.C.
      Nicholas M. Maounis is the managing member of Amaranth Advisors L.L.C. Mr. Maounis expressly disclaims equitable ownership of and pecuniary interest in any of the securities listed hereunder of the Issuer.

(9) CooperNeff Advisors, Inc. ("CNA") exercises dispositive power of the securities held by this entity pursuant to an investment management agreement. The ultimate beneficial owner of CNA is BNP Parabas S.A.

(10) SSI Investment management is the controlling person of this entity. Principal shareholders of SSI Investment Management are John Gottfurcht, George Douglas and Amy Jo Gottfurcht.

(11) CooperNeff (Cayman) Ltd. is the sole general partner of Cooperneff Convertible Strategies (Cayman) Master Fund, L.P.

(12) DBAG London is a wholly-owned subsidiary of Deutsche Bank Securities, Inc., a registered broker-dealer.

(13) TQA Investors L.L.C. is the controlling person of this entity. The members and managers of TQA Investors, L.L.C. are Robert Butman, John Idone, Paul Bucci, George Esser and Bartholomew Tesoriero.

(14) Silverton Management Company is the general partner of Polaris Vega Fund, L.P. and Gregory Levinson has voting and dispositive power over the securities.

(15) Dawn General Partner Corp. is the general partner of Sunrise Partners Limited Partnership. S. Donald Sussman has voting and dispositive power over the securities.

(16) Hamilton Investment Management GP, LLC ("Hamilton") is the controlling person of this entity. The members of Hamilton are Michael Knox, Neil Kennedy, Evan Zimmerman, James Wohlmacher, Sandra Satz, James McNeil, Jeffrey Sawyer, William Moore and Geoffrey Cragin.

(17) CNH Partners, LLC ("CNH") is the controlling person of this entity. The members of CNH are AQR Capital Management, LLC ("ACQ") and Raim, LLC ("Raim"). The members of AQR are Clifford Assness, David Kabiller, Robert Krail and John Liew. The members of Raim are Mark Mitchell and Todd Pulvino.

(18) Duquesne Capital Management, LLC ("Duquesne") is the controlling person of this entity. The members of Duquesne are Adison Fischer and Stanley Druckenmiller.

(19) DKR LP is the investment manager to this entity (the "Fund"). DKR LP has retained has retained Basso Securities to act as the portfolio manager to the Fund. Accordingly, DKR LP and Basso Securities have shared dispositive and voting power over the securities. Howard Fischer is president of Basso Securities.

(20) Silvercreek Management Inc. is the controlling person of this entity. The sole stockholders of Silvercreek Management Inc. are Bryn Joynt and Louise Morowick.

(21)  Citigroup Global Markets Ltd. is a wholly-owned subsidiary of Citigroup
      Inc.

(22) Citigroup Global Markets Ltd. or its affiliates may from time to time make markets or take principal positions in the Company's debt and equity securities.

(23)  David Clott is the controlling person of this entity.

(24) John A. Levin & Co., Inc. ("JAL") or its wholly-owned subsidiary, Levco GP, Inc. exercises sole or shared voting or dispositive power over the securities. JAL is a wholly-owned subsidiary of BKF Capital Group, a company that is publicly traded on the New York Stock Exchange.

      Only selling securityholders identified above who beneficially own the securities set forth opposite each such selling securityholders's name in the foregoing table on the effective date of the registration statement of which this prospectus forms a part may sell such securities under the registration statement. Prior to any use of this prospectus in connection with an offering of the notes and/or the underlying common stock by any holder not identified above, this prospectus will be supplemented (if those notes and the underlying common stock were previously listed above as being owned by a holder identified above and being offered by that identified holder), or the registration statement of which this prospectus is a part will be amended (if those notes and the underlying common stock were not so previously listed), as permitted by applicable SEC rules and regulations, to set forth the name and other information about the holder intending to sell such notes and/or underlying common stock. The prospectus supplement or post-effective amendment, as applicable, will also disclose whether any selling securityholder selling in connection therewith has held any position or office with, been employed by or otherwise has had a material relationship with, us or any of our affiliates during the three years prior to the date of the prospectus supplement or post-effective amendment, as applicable, if such information has not been disclosed in this prospectus.


                                      20.

                              PLAN OF DISTRIBUTION

      We will not receive any of the proceeds of the sale of the notes and the underlying class B common stock offered by this prospectus. The selling securityholders and their successors, which includes their pledgees, donees, partnership distributees, other transferees receiving the notes or class B common stock from the selling securityholders in non-sale transfers, may sell the notes and the class B common stock underlying the notes directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

      The notes and the class B common stock underlying the notes may be sold in one or more transactions:

      -     at fixed prices;

      -     at prevailing market prices at the time of sale;

      -     at varying prices determined at the time of sale; or

      -     at negotiated prices.

      These sales may be effected in transactions, which may involve block transactions, in the following manner:

      - on any national securities exchange or quotation service on which the notes or the class B common stock may be listed or quoted at the time of sale;

      -     in the over-the-counter-market;

      - in transactions other than on these exchanges or services or in the over-the-counter market; or

      - through the writing and exercise of options, whether these options are listed on an options exchange or otherwise.

      Selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the class B common stock underlying the notes and deliver these securities to close out short positions, short and deliver the notes and class B common stock underlying the notes to close out short positions, or loan or pledge the notes or the class B common stock underlying the notes to broker-dealers that in turn may sell these securities.

      The aggregate proceeds to the selling securityholders from the sale of the notes or class B common stock underlying the notes will be the purchase price of the notes or class B common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject (except when we decide to redeem the notes in accordance with the terms of the indenture), any proposed purchase of notes or class B common stock to be made directly or through agents.

      In order to comply with the securities laws of some jurisdictions, if applicable, the holders of notes and the class B common stock underlying the notes may sell in some jurisdictions through registered or licensed broker dealers.

      Our outstanding class B common stock is listed for trading on the New York Stock Exchange. Upon their initial issuance, the notes were eligible for trading in the PORTAL system. However, the notes sold using this prospectus will not be eligible for trading in the PORTAL system and we cannot assure you about the liquidity of or the development of any trading market for the notes. We do not intend to list the notes for trading on any automated interdealer quotation system or national securities exchange.


                                      21.

      The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and class B common stock underlying the notes may be "underwriters" within the meaning of Section 2(11) of the Securities Act. See "Selling Securityholders" for information on which selling securityholders are broker-dealers and deemed "underwriters." Any discounts, commissions, concessions or profit they earn on any resale of the notes or the shares of the class B common stock underlying the notes may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

      In addition, Regulation M under the Securities Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying class B common stock being distributed for a period of up to five business days before the commencement of such distribution. This may affect the marketability of the notes and the underlying class B common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying class B common stock.

      The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions. The selling securityholders have also agreed to comply with the prospectus delivery requirements of the Securities Act, if any.

      In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. Each selling securityholder has represented that it will not sell any notes or any class B common stock pursuant to this prospectus except as described in this prospectus.

      If required, the specific notes or the class B common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

      We entered into a registration rights agreement for the benefit of the holders of the notes. Pursuant to this registration rights agreement, we agreed to register the notes and the class B common stock underlying the notes with the SEC under specific circumstances and specific times. In addition, the selling securityholders and we have agreed to indemnify each other and our respective directors, officers and controlling persons against, and in certain circumstances to provide contribution with respect to, specific liabilities in connection with the offer and sale of the notes and the class B common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incident to the registration of the notes and the class B common stock underlying the notes, except that the selling securityholders will pay all brokers' commissions and, in connection with an underwritten offering, underwriting discounts and commissions.


                                      22.

                            DESCRIPTION OF THE NOTES

      We issued the notes under an indenture, dated as of July 30, 2003, between us, as issuer, and U.S. Bank National Association, as trustee. The notes constitute senior debt securities under the indenture. In addition, Holdings entered into a guarantee and exchange Agreement with the trustee, pursuant to which Holdings fully and unconditionally guaranteed the performance and full and punctual payment when due of our obligations under the indenture and agreed to issue shares of class B common stock upon exchange of the notes. The following summarizes the material provisions of the indenture, the notes and the guarantee and exchange agreement. The following description does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture, the notes, the form of note and the guarantee and exchange agreement, which we urge you to read because they, and not this description, define your rights as a noteholder. A copy of the indenture, the form of note and the guarantee and exchange agreement are filed as exhibits to the registration statement, of which this prospectus is a part. As used in this description of the notes, the words "we," "us," "our," or the "Airline" refer only to America West Airlines, Inc. and do not include any current or future subsidiary of America West Airlines, Inc., and references to "Holdings" refer only to America West Holdings Corporation and do not include any current or future subsidiary of America West Holdings Corporation.

GENERAL

      The notes are limited to $252,695,000 aggregate principal amount at maturity. The notes will mature on July 30, 2023. The principal amount at maturity of each note will be $1,000. The notes are payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

      The notes bear cash interest at the rate of 2.4912% per year on the principal amount at maturity from July 30, 2003 until July 30, 2008. During such period, cash interest is payable semi annually in arrears on January 30 and July 30 of each year, commencing on January 30, 2004, to holders of record at the close of business on January 15 or July 15 immediately preceding such interest payment date. Each payment of cash interest on the notes will include interest accrued through the day before the applicable interest payment date (or purchase, redemption or, in certain circumstances, exchange date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day.

      The notes were offered at a substantial discount from their $1,000 principal amount at maturity. The notes were issued at an issue price of $343.61 per note. Beginning July 30, 2008, the notes will accrue original issue discount while they remain outstanding at a rate of 7.25% per year. Original issue discount is the difference between the issue price and the principal amount (or stated redemption price for U.S. federal income tax purposes) at maturity of a note. The calculation of the accrual of original issue discount will be on a semi annual bond equivalent basis, using a 360-day year composed of twelve 30-day months. When we refer to original issue discount in this prospectus, we are referring to the original issue discount that economically accrues beginning July 30, 2008, unless we specifically refer to original issue discount for U.S. federal income tax purposes. For U.S. federal income tax purposes, the stated redemption price at maturity of the notes will include the semi annual cash interest payments payable through July 30, 2008 and original issue discount will accrue at a constant rate of 7.25% per year, calculated on a semi annual bond equivalent basis throughout the term of the notes from July 30, 2008. Thus, holders are required to accrue the cash interest as original issue discount regardless of their method of tax accounting but will not recognize any income when such interest is actually paid. See "Certain United States Federal Income Tax Considerations - U.S. Holders - Original Issue Discount."

      Original issue discount or cash interest, as the case may be, will cease to accrue on a note upon its maturity, exchange, purchase by us at the option of a holder or redemption. We may not reissue a note that has matured or been exchanged, purchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such note.

      Notes may be presented for exchange at the office of the exchange agent and for registration of transfer at the office of the registrar. The exchange agent, paying agent and the registrar shall initially be the trustee. We may change paying agent or registrar without prior notice to the holders of the notes, and Holdings may change the exchange agent without prior notice to the holders of the notes and we or any of our subsidiaries may act as


                                      23.

exchange agent, paying agent or registrar. No service charge will be made for any registration of transfer or exchange of notes. However, Holdings may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

      The indenture does not limit the amount of indebtedness or securities that may be issued by us or any of our subsidiaries. The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of senior debt or the repurchase of our securities (other than the notes). The indenture contains no covenants or other provisions to afford protection to holders of notes in the event of a highly leveraged transaction or a change of control except to the extent described under " - Change of Control Permits Purchase of Notes by the Airline at the Option of the Holder."

METHODS OF RECEIVING PAYMENTS ON THE NOTES

      Each installment of semi annual interest on any note shall be paid in same-day funds by transfer to an account maintained by the payee located inside the United States, if the trustee shall have received proper wire transfer instructions from such payee not later than the related record date or, if no such instructions have been received, by check drawn on a bank in New York City mailed to the payee at its address set forth on the registrar's books.

RANKING OF THE NOTES

      The notes are senior unsecured obligations and rank equal in right of payment to all of our other senior unsecured and unsubordinated indebtedness. The notes are effectively subordinated to our secured indebtedness to the extent of the security. At September 30, 2003, the Airline had $795.0 million of indebtedness outstanding of which $124.9 million was secured by substantially all of our owned aircraft, spare engines and rotable aircraft parts inventory and a maintenance facility. All liabilities of any subsidiaries of the Airline are effectively senior in right of payment to the notes, except to the extent any such subsidiary is a guarantor. As of January 21, 2004, the Airline had no subsidiaries. See "Risk Factors - Your right to receive payments on these notes is effectively subordinated to the rights of the Airline's and Holdings' existing and future secured creditors."

GUARANTEES

      Holdings unconditionally guarantees the performance and full and punctual payment when due, whether at stated maturity or otherwise, of all our obligations under the indenture (including obligations to the trustee) and the notes, whether for payment of principal of or interest on or any additional amounts in respect of the notes, expenses, indemnification or otherwise. In addition, each domestic subsidiary of Holdings or the Airline, including any person that becomes a domestic subsidiary of Holdings or the Airline after the date of the indenture, is a guarantor under the indenture for so long as such subsidiary is a guarantor of any other indebtedness of the Airline or Holdings.

      The guarantors jointly and severally guarantee our obligations under the notes on a senior unsecured basis. Each guarantee of a guarantor is equal in right of payment to all existing and future unsecured and unsubordinated indebtedness of such guarantor. Each such guarantee is effectively subordinated to the guarantor's secured indebtedness to the extent of the security and is effectively subordinated in right of payment to all liabilities of the subsidiaries of the guarantor, except to the extent such subsidiary is also a guarantor. As of September 30, 2003, Holdings had $795.0 million of indebtedness outstanding on a consolidated basis, of which $124.9 million was secured by the assets of the Airline.

      The obligation of each guarantor under its guarantee is limited in amount to an amount not to exceed the maximum amount that can be guaranteed by such guarantor without rendering the guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

      The indenture provides that so long as no default exists or would exist, the guarantee issued by any guarantor other than Holdings shall be automatically and unconditionally released and discharged upon any sale to any person that is not affiliated with us of all of the capital stock of such guarantor owned, directly or indirectly, by Holdings or the Airline if such transaction is otherwise in compliance with the indenture. The indenture also


                                      24.

provides that a subsidiary will only be required to guarantee the notes until such time as such subsidiary no longer guarantees any of indebtedness of Holdings or Airline (other than the notes), at which time such guarantee by such subsidiary will be released and discharged. If, however, such subsidiary subsequently guarantees any indebtedness of Holdings or the Airline (other than the notes), the guarantee by such subsidiary will be reinstated.

EXCHANGE RIGHTS

      A holder may exchange a note, in multiples of $1,000 principal amount at maturity, into class B common stock of Holdings only if at least one of the conditions described below is satisfied. In addition, a holder may exchange a note only until the close of business on the second business day prior to the redemption date if we call a note for redemption. A note for which a holder has delivered a purchase notice or a change of control purchase notice requiring us to purchase the note may be surrendered for exchange only if such notice is withdrawn in accordance with the indenture.

      The initial exchange rate is 32.038 shares of class B common stock per note, subject to adjustment upon the occurrence of certain events described below. A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the then current sale price of the class B common stock on the trading day immediately preceding the exchange date. Upon an exchange, we will have the right to deliver cash in lieu of the delivery of class B common stock by Holdings. The ability to surrender notes for exchange will expire at the close of business on July 30, 2023.

      To exchange a note into shares of class B common stock, a holder must:

      - complete and manually sign an exchange notice, a form of which is on the back of the note, and deliver the exchange notice to the exchange agent;

      -   surrender the note to the exchange agent;

      - if required by the exchange agent, furnish appropriate endorsements and transfer documents; and

      -   if required, pay all transfer or similar taxes.

      Upon exchange of a note, a holder will not receive any cash payment of interest representing accrued original issue discount or, except as described below, accrued cash interest. Delivery to the holder of the full number of shares of class B common stock into which the note is exchangeable, together with any cash payment of such holder's fractional shares, will be deemed:

      - to satisfy our obligation to pay the principal amount at maturity of the note; and

      - to satisfy our obligation to pay accrued original issue discount or accrued cash interest attributable to the period from the issue date through the exchange date.

      As a result, accrued original issue discount or accrued cash interest is deemed paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, accrued cash interest, if any, will be payable upon any exchange of notes at the option of the holder made concurrently with or after acceleration of the notes following an event of default described under "
- Events of Default and Acceleration" below. Holders of notes surrendered for exchange during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business of such interest payment date will receive the semi annual interest payable on such notes on the corresponding interest payment date notwithstanding the exchange and such notes (except notes called for redemption) upon surrender must be accompanied by funds equal to the amount of semi annual interest payable on the principal amount at maturity of notes so exchanged.

      The exchange rate will not be adjusted for accrued original issue discount or accrued cash interest. A certificate for the number of full shares of class B common stock into which any note is exchanged, together with any cash payment for fractional shares, will be delivered through the exchange agent as soon as practicable following the exchange date. For a discussion of the tax treatment of a holder receiving shares of class B common


                                      25.

stock upon surrendering notes for exchange, see "Certain United States Federal Income Tax Considerations - U.S. Holders - Exchange, Sale, Redemption and other Disposition of Notes."

      In lieu of delivery by Holdings of class B common stock upon notice of exchange of any notes , we may elect to pay holders surrendering notes an amount in cash per note equal to the average sale price of class B common stock for the five consecutive trading days immediately following either (a) the date of our notice of our election to deliver cash as described below, if we have not given notice of redemption, or (b) the exchange date, in the case of exchange following our notice of redemption specifying that we intend to deliver cash upon exchange, in either case multiplied by the exchange rate in effect on that date. We will inform the holders through the trustee no later than two business days following the exchange date of our election to pay cash in lieu of delivery of the shares by Holdings, unless we have already informed holders of our election in connection with our optional redemption of the notes as described under " - Redemption of Notes at Our Option." If we elect not to deliver any cash, the shares will be delivered through the exchange agent no later than the fifth business day following the exchange date. If we elect to pay such payment in cash, the payment will be made to holders surrendering notes no later than the tenth business day following the applicable exchange date. If an event of default, as described under " - Events of Default and Acceleration" below (other than a default in a cash payment upon exchange of the notes), has occurred and is continuing, the indenture will not permit us to pay cash upon exchange of any notes or portion of a note (other than cash for fractional shares).

      If Holdings is unable to deliver shares of class B common stock upon notice of exchange of any notes (for all or any portion of the notes) for any reason, including, without limitation, Holdings' failure to deliver or make such shares available to the trustee, we will pay the holders surrendering notes an amount in cash per note (or a portion of a note) calculated in the manner described in the immediately preceding paragraph as if we had elected to deliver cash upon exchange.

      For a discussion of the tax treatment of a holder receiving shares of class B common stock upon surrendering the notes for exchange, see "Certain United States Federal Income Tax Considerations - U.S. Holders - Exchange, Sale, Redemption and other Disposition of Notes."

      Holdings will adjust the exchange rate for:

            (1) dividends or distributions on class B common stock payable in class B common stock or other capital stock of Holdings;

            (2)   subdivisions, combinations or certain
      reclassifications of class B common stock;

            (3) distributions to all holders of class B common stock of certain rights to purchase class B common stock for a period expiring within 60 days of issuance at less than the then current sale price; and

            (4) distributions to the holders of class B common stock of a portion of the assets of Holdings (including shares of capital stock, or similar equity interests in, of a subsidiary) or debt securities issued by us or certain rights to purchase our securities or the securities of Holdings (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the sale price of the class B common stock on the day preceding the date of declaration of such dividend or other distribution).

      However, no adjustment to the exchange rate need be made if holders of the notes may participate in the transaction without exchange or in certain other cases.

      In the event that Holdings pays a dividend or makes a distribution on shares of its class B common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of Holdings, the exchange rate will be adjusted based on the market value of the securities so distributed relative to the market value of the class B common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the principal U.S. securities exchange or market on which the securities are then listed or quoted.


                                      26.

      In the event that Holdings elects to make a distribution to all holders of shares of its class B common stock pursuant to clause (3) or clause (4) of the third preceding paragraph, which, in the case of clause (4), has a per share value equal to more than 15% of the sale price of the shares of class B common stock on the day preceding the declaration date for such distribution, Holdings will be required to give notice to the holders of notes at least 20 days prior to the date for such distribution and, upon the giving of such notice, the notes may be surrendered for exchange at any time until the close of business on the business day prior to the date of distribution or until Holdings announces that such distribution will not take place.

      In addition, the indenture provides that upon exchange of the notes, the holders of such notes will receive, in addition to the shares of class B common stock issuable upon such exchange, the rights related to such class B common stock pursuant to any future shareholder rights plan, whether or not such rights have separated from the class B common stock at the time of such exchange. However, there shall not be any adjustment to the exchange privilege or exchange rate as a result of:

      -   the issuance of the rights;

      -   the distribution of separate certificates representing the rights;

      - the exercise or redemption of such rights in accordance with any rights agreement; or

      -   the termination or invalidation of the rights.

      The indenture permits us to increase the exchange rate from time to time.

      If Holdings is a party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of its assets, the right to exchange a note into class B common stock may be changed into a right to exchange it into the kind and amount of securities, cash or other assets of Holdings or another person which the holder would have received if the holder had exchanged the holder's note immediately prior to the transaction.

      The exchange agent will, on Holding's behalf, determine if the notes are exchangeable and notify the trustee and us accordingly. If one or more of the conditions to the exchange of the notes has been satisfied, Holdings will promptly notify the holders of the notes thereof and use its reasonable best efforts to post this information on its website or otherwise publicly disclose this information.

      Exchange Based on Class B Common Stock Price. Holders may surrender notes for exchange into shares of class B common stock in any fiscal quarter commencing after September 30, 2003 if, as of the last day of the preceding fiscal quarter, the sale price of the class B common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than 110% of the accreted exchange price per share of class B common stock on the last day of such preceding fiscal quarter. If the foregoing condition is satisfied, then the notes will be exchangeable at any time at the option of the holder, through maturity. Upon an exchange, we will have the right to deliver cash in lieu of delivery of class B common stock by Holdings, for all or a portion of the exchanged notes as described above.

      The accreted exchange price per share as of any day will equal the issue price of a note plus the accrued original issue discount to that day, divided by the number of shares of class B common stock issuable upon exchange of a note on that day. The sale price of the class B common stock on any trading day means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the principal national securities exchange on which the class B common stock is listed or, if the class B common stock is not listed on a national securities exchange, as reported by the New York Stock Exchange or otherwise as provided in the indenture.

      The exchange trigger price per share of class B common stock in respect of each of the first 20 fiscal quarters following issuance of the notes is $11.80. This exchange trigger price reflects the accreted exchange price per share of class B common stock multiplied by 110%. Thereafter, the accreted exchange price per share of class B common stock increases each fiscal quarter by the accreted original issue discount for the quarter. The exchange


                                      27.

trigger price per share for the fiscal quarter beginning July 1, 2023 is $34.13. The foregoing exchange trigger prices assume that no events have occurred that would require an adjustment to the exchange rate.

      Exchange Based on Trading Price of the Notes. On or before July 30, 2018, a holder also may exchange its notes into shares of class B common stock of Holdings at any time after a 10 consecutive trading-day period in which the average of the trading prices for the notes for that 10 trading-day period was less than 103% of the average exchange value for the notes during that period.

      The exchange value of a note is equal to the product of the closing sale price of class B common stock on a given day multiplied by the then current exchange rate, which is the number of shares of class B common stock into which each note is then exchangeable. The trading price of the notes on any date of determination is the average of the secondary market bid quotations per note obtained by us or the calculation agent for $2,500,000 principal amount of notes at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers we select, provided that if at least two such bids cannot reasonably be obtained by Holdings or the calculation agent, but one such bid is obtained, then this one bid shall be used.

      Exchange Based on Redemption. A holder may surrender for exchange a note called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise exchangeable at such time. A note for which a holder has delivered a purchase notice or a change of control purchase notice, as described below, requiring us to purchase such note may be surrendered for exchange only if such notice is withdrawn in accordance with the indenture.

      A "business day" is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close. A "trading day" is any day on which the New York Stock Exchange is open for trading or, if the applicable security is quoted on the Nasdaq National Market, a day on which trades may be made on such market or, if the applicable security is not so listed, admitted for trading or quoted any business day.

      Exchange upon Occurrence of Certain Corporate Transactions. If Holdings is a party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of its assets, a note may be surrendered for exchange at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction, and at the effective date, the right to exchange a note into class B common stock will be changed into a right to exchange it into the kind and amount of securities, cash or other assets of Holdings or another person which the holder would have received if the holder had exchanged the holder's notes immediately prior to the transaction. If such transaction also constitutes a change of control of Holdings or the Airline, the holder will be able to require us to purchase all or a portion of such holder's notes as described under " - Change of Control Permits Purchase of Notes by the Airline at the Option of the Holder."

      The notes are exchangeable upon the occurrence of certain distributions resulting in an adjustment to the exchange price as described above.

REDEMPTION OF NOTES AT OUR OPTION

      No sinking fund is provided for the notes. Prior to July 30, 2008, we cannot redeem the notes at our option. Beginning on July 30, 2008, we may redeem the notes for cash, as a whole at any time or from time to time in part. We will give not less than 30 days' or more than 60 days' notice of redemption by mail to holders of notes.

      If redeemed at our option, the notes will be redeemed at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on such notes to the applicable redemption date. The table below shows the redemption prices of a note on July 30, 2008, on each July 30 thereafter prior to maturity and at maturity on July 30, 2023. In addition, the redemption price of a note that is redeemed between the dates listed below would include an additional amount reflecting the additional accrued original issue discount that has accrued on such note since the immediately preceding date in the table below.


                                      28.

                                                         (2)
                                             (1)       ACCRUED
                                             NOTE      ORIGINAL        (3)
                                            ISSUE       ISSUE      REDEMPTION
REDEMPTION DATE                             PRICE      DISCOUNT   PRICE (1) +(2)
---------------                             -----      --------   --------------
2008 ...............................        343.61      $ 0.00      $ 343.61
2009 ...............................        343.61       25.36        368.97
2010 ...............................        343.61       52.60        396.21
2011 ...............................        343.61       81.84        425.45
2012 ...............................        343.61      113.25        456.86
2013 ...............................        343.61      146.97        490.58
2014 ...............................        343.61      183.18        526.79
2015 ...............................        343.61      222.07        565.68
2016 ...............................        343.61      263.82        607.43
2017 ...............................        343.61      308.66        652.27
2018 ...............................        343.61      356.80        700.41
2019 ...............................        343.61      408.50        752.11
2020 ...............................        343.61      464.02        807.63
2021................................        343.61      523.64        867.25
2022 ...............................        343.61      587.65        931.26
At stated maturity .................        343.61      656.39      1,000.00

      If we convert the notes to semi annual coupon notes following the occurrence of a tax event, the notes will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of the conversion through the redemption date. However, in no event may the notes be redeemed prior to July 30, 2008. For more information on this optional conversion, see "Optional Conversion to Semi annual Coupon Notes upon Tax Event."

      If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000. In this case, the trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's notes is selected for partial redemption and the holder exchanges a portion of the notes, the exchanged portion will be deemed to be the portion selected for redemption.

PURCHASE OF NOTES AT THE OPTION OF THE HOLDER

      On the purchase dates of July 30, 2008, July 30, 2013 and July 30, 2018, we may, at the option of the holder, be required to purchase, at the purchase price set forth below plus accrued cash interest, if any, to the purchase date, any outstanding note for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their written purchase notice to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on the second business day immediately preceding such purchase date.

      The purchase price of a note will be:

      -   $343.61 per note on July 30, 2008;

      -   $490.58 per note on July 30, 2013; and

      -   $700.41 per note on July 30, 2018.

      The above purchase prices reflect a price equal to the sum of the issue price and accrued original issue discount, if any, on such notes as of the applicable purchase date.


                                      29.

      Holdings may, at its option, elect to deliver shares of class B common stock to satisfy all or a portion of the purchase price.

      If prior to a purchase date the notes have been converted to semi annual coupon notes following the occurrence of a tax event, the purchase price will be equal to the restated principal amount plus accrued and unpaid cash interest from the date of the conversion to the purchase date. For more information on this optional conversion, see " - Optional Conversion to Semi Annual Coupon Notes upon Tax Event."

      We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

      -   the amount of the purchase price;

      - whether Holdings has elected to deliver shares of class B common stock to satisfy all or a portion of the purchase price, specifying the percentages of being satisfied in class B common stock;

      - if Holdings elects to deliver class B common stock, the calculation of the market price of the class B common stock; and

      - the procedures that holders must follow to require us to purchase their notes.

      The purchase notice given by each holder electing to require us to purchase notes shall state:

      - the certificate numbers of the holder's notes to be delivered for purchase;

      - the portion of the principal amount at maturity of notes to be purchased, which must be $1,000 or an integral multiple of $1,000;

      - that the notes are to be purchased by us pursuant to the applicable provisions of the notes; and

      - in the event Holdings elects, pursuant to the notice that we are required to give, to deliver class B common stock, in full or in partial satisfaction of the purchase price, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in class B common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

      - to withdraw the purchase notice as to some or all of the notes to which it relates; or

      - to receive cash in respect of the entire purchase price for all notes or portions of notes subject to such purchase notice.

      If the purchase price for the notes subject to the purchase notice is ultimately to be paid to a holder entirely in cash because Holdings has not satisfied one or more of the conditions to payment of the purchase price in class B common stock prior to the close of business on the purchase date, a holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all such notes unless such holder has properly notified us of its election to withdraw the purchase notice.

      Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the second business day prior to the purchase date.

      The notice of withdrawal shall state:

      -   the principal amount at maturity being withdrawn;

      -   the certificate numbers of the notes being withdrawn; and

      - the principal amount at maturity, if any, of the notes that remain subject to the purchase notice.


                                      30.

      If Holdings elects to deliver, in full or in partial satisfaction at the purchase price, shares of its class B common stock, the number of such shares it delivers shall be equal to the portion of the purchase price to be paid in class B common stock divided by the market price of a share of class B common stock.

      Holdings will pay cash in lieu of, and based on the market price, for all fractional shares of class B common stock in the event it elects to deliver class B common stock in payment, in whole or in part, of the purchase price.

      The "market price" of the class B common stock of Holdings shall be an amount equal to the average of the closing sale prices of the class B common stock for the five-trading-day period ending on and including the third business day prior to the applicable purchase date, or, if such business day is not a trading day, then on the last trading day prior to such business day, appropriately adjusted to take into account any occurrence that would result in an adjustment of the exchange rate with respect to the class B common stock. See " - Exchange Rights" for a description of the manner in which the sale price of the class B common stock is determined.

      Because the market price of the class B common stock is determined prior to the applicable purchase date, holders of notes bear the market risk with respect to the value of the class B common stock to be received from the date such market price is determined to such purchase date. Holdings may pay the purchase price or any portion of the purchase price in class B common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

      Upon determination of the actual number of shares of class B common stock in accordance with the foregoing provisions, Holdings will promptly issue a press release and publish such information on its website.

      Holdings' right to deliver, in full or in partial satisfaction of the purchase price, class B common stock is subject to its satisfying various conditions, including:

      - listing the class B common stock on the principal U.S. securities exchange on which the class B common stock is then listed or, if not so listed, the Nasdaq National Market;

      - the registration of the class B common stock under the Securities Act and the Exchange Act, if required; and

      - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

      If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the notes of the holder entirely in cash. Holdings may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

      In connection with any purchase offer, we will:

      - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

      -   file Schedule TO or any other required schedule under the Exchange
          Act.

      Payment of the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made as soon as practicable following the later of the purchase date or the time of delivery of the note.

      If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the note will cease to be outstanding and cash interest or original issue discount on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.


                                      31.

      No notes may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to such notes.

CHANGE OF CONTROL PERMITS PURCHASE OF NOTES BY THE AIRLINE AT THE OPTION OF THE HOLDER

      In the event of a change of control of Holdings or the Airline, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of such holder's notes. However, the principal amount at maturity submitted for purchase by a holder must be $1,000 or an integral multiple of $1,000.

      We will be required to purchase the notes as of a date no later than 30 business days after the occurrence of such change of control at a price equal to the sum of the issue price plus accrued original issue discount or accrued cash interest, if any, on such note to such date of purchase.

      If prior to such date of purchase upon a change of control, the notes have been converted to semi annual coupon notes following the occurrence of a tax event, we will be required to purchase the notes at a price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to such date of purchase. For more information on this optional conversion, see " - Optional Conversion to Semi annual Coupon Notes upon Tax Event."

      Instead of paying the change of control purchase price in cash, Holdings may, at its option, elect to deliver, in full or partial satisfaction of the change of control purchase price, class B common stock or the common stock of the acquiring party in a change of control for which class B common stock is exchanged in connection with such change of control ("acquiror stock"), if it so elects in the notice referred to below. The number of shares of Holdings common stock or acquiror stock that a holder will receive will equal the change of control purchase price (less any amounts paid in cash) divided by 95% of the market price (determined in the manner described under " - Purchase of Notes as the Option of the Holder") of the class B common stock or acquiror stock, as applicable. However, Holdings may not deliver class B common stock for full or partial satisfaction of the change of control purchase price in class B common stock or acquiror stock, or in a combination of class B common stock or acquiror stock and cash, unless it satisfies certain conditions prior to the change of control purchase date as provided in the indenture.

      Within 15 days after the occurrence of a change of control, we are obligated to mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change of control, which notice shall state, among other things:

      -   the events causing a change of control;

      -   the date of such change of control;

      -   the last date on which the purchase right may be exercised;

      -   the change of control purchase price;

      -   the change of control purchase date;

      - whether Holdings has elected to deliver class B common stock or acquiror stock in full or partial satisfaction of the change of control purchase price;

      - if Holdings elects to deliver class B common stock or acquiror stock, the calculation of the market price of the class B common stock or acquiror stock;

      -   the name and address of the paying agent and the exchange agent;

      - the exchange rate and any adjustments to the exchange rate resulting from such change of control;


                                      32.

      - that notes with respect to which a change of control purchase notice is given by the holder may be exchanged only if the change of control purchase notice has been withdrawn in accordance with the terms of the indenture; and

      -   the procedures that holders must follow to exercise these rights.

      To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the second business day prior to the change of control purchase date. The required purchase notice upon a change of control shall state:

      -   the certificate numbers of the notes to be delivered by the holder;

      - the portion of the principal amount at maturity of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

      - that we are to purchase such notes pursuant to the applicable provisions of the notes.

      Any such change of control purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the second business day prior to the change of control purchase date.

      The notice of withdrawal shall state:

      -   the principal amount at maturity being withdrawn;

      -   the certificate numbers of the notes being withdrawn; and

      - the principal amount at maturity, if any, of the notes that remain subject to a change of control purchase notice.

      Payment of the change of control purchase price for a note for which a change of control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such change of control purchase notice. Payment of this change of control purchase price for such note will be made promptly following the later of the change of control purchase date or the time of delivery of such note.

      If the paying agent holds cash, class B common stock or acquiror stock, or a combination of class B common stock or acquiror stock and cash, sufficient to pay the change of control purchase price of the note on the business day following the change of control purchase date in accordance with the terms of the indenture, then immediately after the change of control purchase date, cash interest or original issue discount on the note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change of control purchase price upon delivery of the note.

      Under the indenture, a "change of control" will be deemed to have occurred if any of the following occurs:

      - any person or group other than the TPG Entities, any of Holdings' subsidiaries or any of Holdings' employee benefit plans, is or becomes the beneficial owner, directly or indirectly, of shares of the voting stock of Holdings representing 50% or more of the total voting power of all outstanding classes of the voting stock of Holdings or has the power, directly or indirectly, to elect a majority of the members of the board of directors of Holdings; or

      - any person or group, including the TPG Entities, files a Schedule TO or a Schedule 13D (or any successors to those schedules) stating that they have become and actually are beneficial owners of the voting stock of Holdings representing more than 80%, in the aggregate, of the total voting power of all outstanding classes of voting stock of Holdings entitled to vote generally in the election of the members of our board of directors; or


                                      33.

      - Holdings or the Airline consolidates with, or merges with or into, another person or Holdings or the Airline sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, or any person consolidates with, or merges with or into, Holdings or the Airline, in any such event other than pursuant to a transaction in which the persons that beneficially owned, directly or indirectly, the shares of the voting stock of Holdings immediately prior to such transaction beneficially own, directly or indirectly, shares of the voting stock of Holdings representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person; or

      - the adoption of a plan relating to the liquidation or dissolution of Holdings or the Airline (other than a dissolution of the Airline into Holdings); or

      - the first day on which more than a majority of the members of the board of directors of Holdings are not continuing directors; or

      - Holdings ceases to own, directly or indirectly, shares of the voting stock of the Airline representing 100% of the total voting power of all outstanding classes of the voting stock of the Airline, other than as a result of a merger or dissolution of the Airline with or into Holdings.

      For purposes of the foregoing change of control definition:

      - "person" and "group" have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act (or any successor to such sections);

      - "beneficial ownership" will be determined in accordance with Rule 13d-3 under the Exchange Act (or any successor to such rule);

      - "continuing directors" means any member of the board of directors of Holdings who (i) was a member of the board of directors of Holdings on the date of original issuance of the notes or (ii) was nominated for election to the board of directors of Holdings with the approval of, or whose election to the board of directors of Holdings was ratified by, at least a majority of the continuing directors who were members of the board of directors of Holdings at the time of such nomination or election; and

      - "TPG Entities" means TPG Partners, L.P., a Delaware limited partnership, TPG Parallel I L.P., a Delaware limited partnership, Air Partners II, L.P., a Texas limited partnership, or any person or entity that directly or indirectly through one or intermediaries controls, is controlled by, or is under common control with such TPG Entity.

      The indenture does not permit our board of directors to waive our obligation to purchase notes at the option of holders in the event of a change of control.

      In connection with any purchase offer in the event of a change of control, we will:

      - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

      -   file Schedule TO or any other required schedule under the Exchange
          Act.

      The change of control purchase feature of the notes may, in certain circumstances, make more difficult or discourage a takeover of Holdings or the Airline. The change of control purchase feature, however, is not the result of our knowledge of any specific effort:

      -   to accumulate shares of class A common stock or class B common stock;

      - to obtain control of us by means of a merger, tender offer, solicitation or otherwise; or

      - part of a plan by management to adopt a series of anti-takeover provisions.


                                      34.

      Instead, the change of control purchase feature is a standard term contained in other offerings of securities similar to the notes that have been marketed by the initial purchasers. The terms of the change of control purchase feature resulted from negotiations between the initial purchasers and us.

      We or Holdings could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change of control with respect to the change of control purchase feature of the notes but that would increase the amount of outstanding indebtedness of the Airline or Holdings. In addition, we or Holdings are party to, and we or Holdings could in the future enter into, certain agreements that limit our ability to pay the change of control purchase price. Any failure to pay the change of control purchase price could result in an event of default under the indenture. The indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction or that prevent us from entering into such agreements. We may not have the ability to raise funds necessary to finance the change of control purchase or the purchase at the option of holder."

      The definition of change of control includes a phrase relating to the sale, lease, transfer, conveyance or other distribution of "all or substantially all" of the properties or assets of Holdings or the Airline. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer, conveyance, or other disposition of less than all of the assets or Holdings or the Airline to another person or group may be uncertain.

      No notes may be purchased at the option of holders upon a change of control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change of control purchase price with respect to the notes.

EVENTS OF DEFAULT AND ACCELERATION

      The following are events of default under the indenture:

      - default in the payment of any principal amount (including accrued original issue discount and, if the notes have been converted to semi annual coupon notes following a tax event, the restated principal amount) at maturity, redemption price, purchase price, or change of control purchase price due with respect to the notes, when the same become due and payable;

      - default in payment of any interest under the notes, which default continues for 30 days;

      - our failure or any guarantor's failure to comply with any of our or such guarantor's other agreements in the notes or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount at maturity of the notes, and our failure or such guarantor's failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

      - default in the payment by the Airline, Holdings or any guarantor of indebtedness when due or resulting in acceleration of other indebtedness of the Airline, Holdings or any guarantor for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $25 million, and such acceleration has not been rescinded or annulled within a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount at maturity of the notes;

      - any guarantee ceases to be in full force and effect or is declared null and void or any guarantor denies that it has any further liability under any guarantee, or gives notice to such effect (other than by reason of the termination of the indenture or the release of any such guarantee in accordance with the indenture), and such condition shall have continued for a period of 30 days after written notice of such failure requiring the guarantor or us to remedy the same shall have been given to us by the trustee or to us and the trustee by the holders of 25% in aggregate principal amount at maturity of the notes outstanding; or


                                      35.

      - certain events of bankruptcy, insolvency or reorganization affecting any guarantor or us.

      If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding may declare the issue price of the notes plus the original issue discount on the notes accrued through the date of such declaration, and any accrued and unpaid cash interest (or, if the notes have been converted to semiannual coupon notes following a tax event, the restated principal amount, plus accrued interest) through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the issue price of the notes plus the original issue discount accrued thereon, together with any accrued cash interest (or, if the notes have been converted to semi annual coupon notes following a tax event, the restated principal amount, plus accrued interest) through the occurrence of such event shall automatically become and be immediately due and payable.

MERGERS AND SALES OF ASSETS

      The indenture provides that we may not consolidate with or merge into any person or convey, transfer or lease all or substantially all of our properties and assets to another person unless:

      - the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia, and such corporation (if other than us) assumes all our obligations under the notes and the indenture;

      - after giving effect to the transaction no event of default, and no event that, after notice or passage of time, would become an event of default, has occurred and is continuing; and

      -   other conditions described in the indenture are met.

      Upon the assumption of our obligations by such corporation in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring could constitute a change of control of Holdings or the Airline, permitting each holder to require us to purchase the notes of such holder as described above.

      The indenture also provides that a guarantor may not consolidate with or merge into any person or convey, transfer or lease all or substantially all of its properties and assets to another person unless the surviving person assumes the obligations of such guarantor and the surviving person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia, except if all of the assets or all of the common stock of such guarantor (other than Holdings) is sold to a non-affiliate of Holdings or the Airline, in which case the guarantee is released.

OPTIONAL CONVERSION TO SEMIANNUAL COUPON NOTES UPON TAX EVENT

      From and after the date of the occurrence of a tax event (as defined below), we will have the option to elect to have interest in lieu of future accrued original issue discount or cash interest accrue at 7.25% per year on a principal amount per note equal to the sum of the issue price and accrued original issue discount on such note on the date of the tax event or the date on which we exercise such option, whichever is later.

      Such interest shall accrue from the option exercise date, and shall be payable semiannually on the interest payment dates of January 30 and July 30 of each year to holders of record at the close of business on January 15 or July 15 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest, if applicable, has been paid or provided for or, if no interest is payable or has been paid or provided for, from the option exercise date. In the event that we exercise our option to pay interest in lieu of accrued original issue discount or cash interest, the redemption price, purchase price and change of control purchase price on the notes will be adjusted. However, there will be no change in the holder's conversion rights.

      A "tax event" means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus, as a result of:


                                      36.

      - any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein; or

      - any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this prospectus, there is more than an insubstantial risk that accrued original issue discount payable on the notes either:

      -   would not be deductible on a current accrual basis; or

      -   would not be deductible under any other method,

in either case in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for U.S. federal income tax purposes.

      The Clinton administration previously proposed to change the tax law to defer the deduction of original issue discount on convertible debt instruments until the issuer pays the interest. Congress did not enact those proposed changes. It is not certain what the views of the Bush administration are on this issue and we cannot assure you that the same or a similar proposal will not be proposed and enacted.

      If a similar proposal were ever enacted and made applicable to the notes in a manner that would limit our ability to either:

      - deduct the interest, including the accrued original issue discount, payable on the notes on a current accrual basis; or

      - deduct the interest, including accrued original issue discount, payable on the notes under any other method for U.S. federal income tax purposes,

such enactment would result in a tax event and the terms of the notes would be subject to modification at our option as described above.

      The modification of the terms of notes by us upon a tax event as described above could possibly alter the timing of income recognition by holders of the notes with respect to the semi annual payments of interest due on the notes after the date on which we exercise our option to pay interest in lieu of accrued original issue discount or accrued interest, if any, on the notes.

MODIFICATION AND AMENDMENT

      The trustee and we may modify or amend the indenture or the notes with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the notes then outstanding. However, the consent of the holders of each outstanding note would be required to:

      - alter the manner of calculation or rate of accrual of original issue discount or interest on any note or change the time of payment;

      - make any note payable in money or securities other than that stated in the note;

      -   change the stated maturity of any note;

      - reduce the principal amount at maturity, restated principal amount, issue price, accrued original issue discount, redemption price, purchase price or change of control purchase price with respect to any note;

      - make any change that adversely affects the rights of a holder to exchange any note;


                                      37.

      - make any change that adversely affects the right to require us to purchase a note;

      - impair the right to institute suit for the enforcement of any payment with respect to the notes, or any guarantees, or with respect to exchange of the notes;

      - change the provisions in the indenture that relate to modifying or amending the indenture; and

      - release any guarantor from any of its obligations under its guarantee other than in accordance with the terms of the indenture.

      Without the consent of any holder of notes, the trustee and we may enter into supplemental indentures for any of the following purposes:

      - to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the notes;

      - to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

      -   to secure our obligations in respect of the notes;

      -   to cure any ambiguity or inconsistency in the indenture; or

      - to make any change that does not adversely affect the rights of any holder of the notes.

      The holders of a majority in principal amount at maturity of the outstanding notes may, on behalf of all the holders of all notes:

      - waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

      - waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued and unpaid interest, accrued original issue discount, redemption price, purchase price or change of control purchase price or obligation to deliver class B common stock upon exchange with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

DISCHARGE OF THE INDENTURE

      We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the exchange agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a change of control purchase date, or upon exchange or otherwise, cash or shares of class B common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

CALCULATIONS IN RESPECT OF NOTES

      We will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the market prices of the class B common stock. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

LIMITATIONS OF CLAIMS IN BANKRUPTCY

      If a bankruptcy proceeding is commenced in respect of the Airline or Holdings or any guarantor, the claim of a holder of a note is, under Title 11 of the United States Code, limited to the issue price of the note plus that


                                      38.

portion of the original issue discount, together with any cash interest, that has accrued from the date of issue to the commencement of the proceeding.

GOVERNING LAW

      The indenture and the notes and guarantee will be governed by, and construed in accordance with, the law of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

      U.S. Bank National Association is the trustee, registrar, paying agent and exchange agent under the indenture for the notes.

BOOK-ENTRY SYSTEM

      The notes were issued in the form of global securities held in book-entry form. DTC or its nominee is the sale registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the notes, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not entitled to any rights under the global securities or the indenture. The Airline and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

EXCHANGE OF GLOBAL SECURITIES

      Notes represented by a global security will be exchangeable for certificated securities with the same terms only if:

      - DTC has notified us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

      - we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

      -   a default under the indenture occurs and is continuing.

      DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including the initial purchasers, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives, own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

REGISTRATION RIGHTS

      We and each guarantor have entered into a registration rights agreement with the initial purchasers pursuant to which we have agreed to use our reasonable best efforts to cause the registration statement, of which this prospectus is a part, to be declared effective no later than 180 days of such first date of original issuance, and to keep the registration statement effective until the earlier of:


                                      39.

      - the sale pursuant to the registration statement of all the securities registered thereunder;

      - the expiration of the holding period applicable to such securities held by persons that are not affiliates of Holdings or the Airline under Rule 144(k) under the Securities Act or any successor provision; and

      - two years after the effective date of the registration statement, subject to certain permitted exceptions.

      Under the registration rights agreement, we are permitted to suspend the use of this prospectus under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 45 days in any three-month period and not to exceed an aggregate of 120 days in any 12-month period. We have also agreed to pay predetermined liquidated damages as described below ("liquidated damages") to holders of the notes and Holdings have agreed to pay predetermined liquidated damages to holders of shares of class B common stock if the registration statement is not made effective or if this prospectus is unavailable for the periods in excess of those permitted above. The liquidated damages will accrue until such failure to become effective or unavailability is cured, (i) in respect of any notes, at a rate per year equal to 0.25% for the first 90 day period after the occurrence of such event and 0.50% thereafter of the applicable principal amount (as defined below) thereof and (ii) in respect of any shares of class B common stock issued upon exchange at a rate per year equal to 0.25% for the first 90 day period and 0.50% thereafter of the then applicable exchange price (as defined below). So long as the failure to become effective or unavailability continues, we have agreed to pay liquidated damages in cash on January 30 and July 30 of each year to the holders of record of the notes or shares of class B common stock on the immediately preceding January 15 or July 15. When such registration default is cured, we have agreed to pay accrued and unpaid liquidated damages in cash to the record holder as of the date of such cure.

      The term "applicable principal amount" means, as of any date of determination, with respect to each $1,000 principal amount at maturity of notes, the sum of the initial issue price of such notes plus accrued original issue discount with respect to such notes through such date of determination or, if no notes are then outstanding, such sum calculated as if such notes were then outstanding.

      The term "applicable exchange price" means, as of any date of determination, the applicable principal amount per $1,000 principal amount at maturity of notes as of such date of determination divided by the exchange rate in effect as of such date of determination or, if no notes are then outstanding, the exchange rate that would be in effect were notes then outstanding.

      The summary herein of certain provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is filed as an exhibit to the registration statement, of which this prospectus is a part.


                                      40.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following summary discusses certain material U.S. federal income tax (and in the case of non-U.S. holders, as defined below, certain U.S. federal estate tax) consequences relating to the purchase, ownership, and disposition of the notes and the shares of class B common stock of Holdings for which the notes may be exchanged. Except where noted, this summary deals only with notes and shares of class B common stock of Holdings held as capital assets and is applicable only to initial purchasers of notes who purchased the notes for an amount of cash equal to the initial offering price of such notes. Additionally, this summary does not deal with special situations, such as:

      - tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, banks, financial institutions, insurance companies, tax-exempt entities and traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

      - tax consequences to persons holding notes or class B common stock of Holdings as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

      - tax consequences to U.S. holders (as defined below) whose "functional currency" is not the U.S. dollar;

      -     alternative minimum tax consequences, if any; or

      -     any state, local or foreign tax consequences.

         The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax consequences discussed herein. If a partnership holds our notes or class B common stock of Holdings, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes or class B common stock of Holdings, you should consult your tax adviser.

         IF YOU ARE CONSIDERING THE PURCHASE OF NOTES, YOU SHOULD CONSULT YOUR OWN TAX ADVISERS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

U.S. HOLDERS

         The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a U.S. holder. A "U.S. holder" means a beneficial owner of a note or class B common stock of Holdings that is:

      -     a citizen or resident alien individual of the United States;

      - a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

      - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

      - a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.


                                      41.

      ORIGINAL ISSUE DISCOUNT

         The notes have original issue discount ("OID") for U.S. federal income tax purposes, and accordingly, you will be subject to special rules relating to the accrual of income for such purposes. You generally must include OID in gross income for U.S. federal income tax purposes on an annual basis under a constant yield accrual method described below regardless of your regular method of tax accounting. As a result, you may be required to include OID in income in advance of the receipt of cash attributable to such income.

         The notes are treated as issued with OID equal to the excess of a note's "stated redemption price at maturity" over its "issue price." The stated redemption price at maturity of a note will include all payments of principal and cash interest on the note. Because the notes provide for payment of cash interest only through July 30, 2008, cash interest will be included in the stated redemption price at maturity and taxed as part of OID. Such cash interest will not be again included separately in your gross income when accrued or paid. The issue price is the first price at which a substantial amount of notes are sold for money (excluding sales to bond houses, brokers or similar persons or organizations acting as underwriters, placement agents or wholesalers). The amount of OID includible in your income is the sum of the "daily portions" of OID with respect to the note for each day during the taxable year or portion thereof in which you hold such note ("accrued OID"). A daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID that accrued in such period. The "accrual period" of a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first or last day of an accrual period. The amount of OID that accrues with respect to any accrual period is the product of the note's adjusted issue price at the beginning of such accrual period and its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of such period. The "adjusted issue price" of a note at the start of any accrual period is equal to its issue price, increased by the accrued OID for each prior accrual period and reduced by any payments of cash interest and principal made on such note.

      EXCHANGE, SALE, REDEMPTION AND OTHER DISPOSITION OF NOTES

         You will generally recognize gain or loss upon the exchange, sale, redemption or other disposition of a note, including the exchange of your notes for class B common stock of Holdings, equal to the difference between the amount realized upon the exchange, sale, redemption or other disposition and your adjusted tax basis in the note. Your adjusted tax basis in a note will be equal to the amount paid for the note, increased by the amount of OID previously included in income (including in the tax year of disposition) and decreased by the amount of payments of cash interest and principal. Any gain or loss recognized on a disposition of the note will be capital gain or loss. If you are a noncorporate U.S. holder, including an individual, and have held the note for more than one year, such capital gain will be subject to tax at a maximum rate of 15% (through December 31, 2008, after which time it will revert to a maximum rate of 20%). Your ability to deduct capital losses may be limited.

         The tax basis of the class B common stock of Holdings received upon an exchange will equal the fair market value of the class B common stock as of the exchange date. Your holding period for class B common stock of Holdings will commence on the day following the date of delivery of the class B common stock

      DIVIDENDS ON CLASS B COMMON STOCK OF HOLDINGS

         If, after you exchange a note for class B common stock of Holdings, Holdings makes a distribution of cash or other property (other than certain pro rata distributions class B common stock of Holdings) in respect of that stock, the distribution will be treated as a dividend to the extent that it is paid from Holdings' current or accumulated earnings or profits. If you are a noncorporate U.S. holder, including an individual, and provided you hold the class B common stock of Holdings for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, such dividend will be taxable to you at a maximum rate of 15% (through December 31, 2008 after which time it will revert to being taxable at ordinary income rates). If the distribution exceeds Holdings' current or accumulated earnings and profits, the excess will be treated first as a tax-free return of your investment, up to your basis in such class B common stock. Any remaining excess will be treated as capital gain. If you are a corporation, you may be able to claim a deduction for a portion of any distribution received that is considered a dividend.



                                      42.

     SALE OR OTHER DISPOSITION OF CLASS B COMMON STOCK OF HOLDINGS

         You will generally recognize capital gain or loss on a sale or other disposition of class B common stock of Holdings. Your gain or loss will equal the difference between the proceeds you receive and your adjusted tax basis in the stock. The proceeds received will include the amount of any cash and the fair market value of any other property received for the stock. If you are a noncorporate U.S. holder, including an individual, and have held the stock for more than one year, such capital gain will be subject to tax at a maximum rate of 15% (through December 31, 2008, after which time it will revert to a maximum rate of 20%). Your ability to deduct capital losses may be limited.

NON-U.S. HOLDERS

         The following is a summary of certain material U.S. federal tax consequences that will apply to you if you are a non-U.S. holder. The term "non-U.S. holder" means a beneficial owner of a note or class B common stock of Holdings that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations", "passive foreign investment companies", "foreign personal holding companies", persons eligible for benefits under income tax conventions to which the United States is a party and certain U.S. expatriates. You should consult your own tax advisers to determine the U.S. federal, state, local and other tax consequences that may be relevant to you.

      PAYMENT OF INTEREST

         The 30% U.S. federal withholding tax will not apply to any payment to you of interest (including OID) on a note provided that:

      - you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871 (h) (3) of the Code;

      - you are not a "controlled foreign corporation" that is related to us within the meaning of section 864 (d) (4) of the Code;

      - you are not a bank whose receipt of interest on a note is described in section 881 (c) (3) (A) of the Code; and

      - (a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)) or (b) you hold your notes through certain foreign intermediaries, and you and the foreign intermediary satisfy the certification requirements of applicable U.S. Treasury regulations.

         Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

         If you cannot satisfy the requirements described above, payments of interest (and OID) will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business or, if a tax treaty applies, is attributable to your U.S. permanent establishment, you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided you satisfy the certification requirements described above) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.


                                      43.

      DIVIDENDS

         Any dividends paid to you with respect to the class B common stock of Holdings will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States or, if a tax treaty applies, attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are a non-U.S. holder of class B common stock who wishes to claim the benefit of an applicable treaty rate, you are required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

      EXCHANGE, SALE OR REDEMPTION OF NOTES OR CLASS B COMMON STOCK OF HOLDINGS

         Any gain realized upon the exchange, sale, redemption or other disposition of a note (including the exchange of your notes for the class B common stock of Holdings) or share of class B common stock of Holdings generally will not be subject to U.S. federal income tax unless:

      - that gain is effectively connected with the conduct of a trade or business in the United States by you, or if a tax treaty applies, attributable to a U.S. permanent establishment;

      - you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

      - Holdings is or has been a "U.S. real property holding corporation" for U.S. federal income tax purposes.

         If you are a non-U.S. holder whose gain is described in the first or third bullet point above, you will be subject to U.S. federal income tax on the net gain derived from the sale at the applicable graduated rates. If you are a corporate non-U.S. holder whose gain is described in the first bullet point above may also be subject to a branch profits tax at a 30% rate or a lower rate if an income tax treaty applies. If you are an individual non-U.S. holder described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States.

         We believe Holdings is not and does not anticipate that it will become a U.S. real property holding corporation for U.S. federal income tax purposes. However, there can be no assurances that Holdings will not become a U.S. real property holding corporation in the future.

      U.S. FEDERAL ESTATE TAX

         The U.S. federal estate tax will not apply to notes owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the Treasury regulations) and (2) interest on the note would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the United States. However, class B common stock of Holdings held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise. If you are an individual, you should be aware that there have been recent amendments to the U.S. federal estate tax rules, and you should consult with your tax advisers before considering an investment in the notes.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         If you are a U.S. holder, in general, information reporting requirements will apply to certain payments of principal and interest on the notes, dividends paid on the class B common stock of Holdings, and the proceeds of

                                      44.

sale of a note or share of class B common stock of Holdings unless you are an exempt recipient (such as a corporation). Backup withholding tax at a rate of 28% will apply to such payments if you fail to provide your taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

         If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we or Holdings make to you provided that we or Holdings do not have actual knowledge or reason to know that you are a U.S. person and you have given us or Holdings the statement described above under " - Non-U.S. Holders - Payment of Interest." In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or share of class B common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, we or Holdings may be required to report annually to the IRS and to you the amount of, and the tax withheld, if any, with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides.

         Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax provided the required information is furnished to the IRS in a timely manner.

                                  LEGAL MATTERS

         The validity of the notes and class B common stock is being passed upon for us by Cooley Godward llp, our special counsel.

                                     EXPERTS

         The consolidated financial statements of Holdings and the financial statements of Airlines as of December 31, 2002 and 2001 and for the years then ended incorporated in this prospectus by reference to the annual report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the reports (which reports include explanatory paragraphs relating to the restatement of Holdings' and Airline's 2001 financial statements as described in
Note 2 to those financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The consolidated financial statements of Holdings and the financial statements of the Airline for the year ended December 31, 2000 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         This prospectus is a part of a registration statement on Form S-3 that we are filing with the SEC. The registration statement includes additional information and attaches exhibits that are referenced in this prospectus. You can review a copy of the registration statement on the SEC's web site at http://www.sec.gov.

         We are required to publicly file certain information with the SEC under the Exchange Act. All of our public filings, including reports, proxy statements, information statements and other information regarding us, are available to the public on the SEC's web site at http://www.sec.gov. You may also read and copy all of our public filings in the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for information on the operation of the Public Reference Room. Additionally, our filings are available at the offices of the New York Stock Exchange.



                                      45.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The SEC allows us to incorporate by reference information we file with the SEC, which means that we can disclose information to you by referring you to those documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, and information that we later file with the SEC will automatically update and supercede the information in this prospectus. We incorporate by reference the documents listed below and any filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the termination of the offering (other than information or reports furnished on Form 8-K under Items 9 and 12):

      - Our and Holdings' combined Annual Report on Form 10-K for the year ended December 31, 2002.

      - Our and Holdings' combined Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003.

      - Holdings' proxy statement relating to its 2003 annual meeting of stockholders.

      - Current Reports on Form 8-K filed on February 14, 2003, April 23, 2003*, July 2, 2003*, July 22, 2003*, July 24, 2003, July 25, 2003,
            August 1, 2003, August 5, 2003*, August 27, 2003, September 4, 2003,
            September 11, 2003*, October 3, 2003, October 21, 2003, November 5, 2003*, December 3, 2003*, December 30, 2003, January 6, 2004*,
            January 12, 2004 and January 22, 2004*.

      - The description of our class B common stock set forth in our Registration Statement on Form 8-A filed on August 10, 1994, including any amendments or reports filed for the purpose of updating such description.

* These reports contain information furnished to the SEC under Item 9, Regulation FD Disclosure, and/or Item 12, Results of Operations and Financial Condition. Pursuant to General Instruction B(2) and (6) of Form 8-K, information furnished under Items 9 and 12 is not deemed to be "filed" for the purpose of Section 18 of the Exchange Act, and the Airline and Holdings are not subject to the liabilities of that section. We are not incorporating and will not incorporate by reference future information or reports furnished under Item 9 and/or Item 12 of Form 8-K into a filing under the Securities Act or the Exchange Act or into this prospectus.

         As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, other than exhibits to such documents (unless the exhibits are specifically incorporated by reference into this prospectus), at no cost, by writing or calling us at:

                               Corporate Secretary
                        America West Holdings Corporation
                           111 West Rio Salado Parkway
                              Tempe, Arizona 85281
                                 (480) 693-0800



                                      46.